1-15174

02047167

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PROCESSED

JUL 31 2002

THOMSON FINANCIAL

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 29, 2002

RECD S.E.C.

JUL 29 2002

1086

SIEMENS AKTIENGESELLSCHAFT

(Exact name of registrant as specified in its charter)

Wittelsbacherplatz 2
D-80333 Munich, Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes [ ] No [X]

if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

This report is incorporated by reference into the prospectuses contained in Registration Statements Nos. 333-13428 and 333-14294 on Form S-8 filed by the registrant under the Securities Act of 1933.

SIEMENS AG

Exhibit No. 1

Management's Discussion and Analysis

To help our shareholders follow our growth and progress, our financial results are prepared in accordance with U.S. GAAP using a component model that presents the results for Siemens worldwide according to (i) our Operating groups separately from the results for (ii) our Financing and Real Estate activities, and (iii) the effects of Eliminations, reclassifications and Corporate Treasury activities.

The three components of Siemens worldwide are as follows:

- Operations—This component is defined as Siemens' Operating groups including corporate headquarters and excluding the activities of the Financing and Real Estate segments and Corporate Treasury.
- Financing and Real Estate—Siemens' Financing and Real Estate segments are responsible for the Company's international leasing, finance, and real estate management activities.
- Eliminations, reclassifications and Corporate Treasury—The third component included in Siemens' financial statements enhances the transparency of the other components by separately presenting the elimination of transactions among Operations and Financing and Real Estate and certain reclassifications. This component also includes Siemens' Corporate Treasury activities.

Beginning October 1, 2001, Siemens adopted the provisions of SFAS 142, *Goodwill and Other Intangible Assets*, and no longer amortizes goodwill. Consistent with this change, EBITA is now referred to as EBIT. EBIT is measured as earnings before financing interest, income taxes, amortization of goodwill and purchased in-process R&D. In a concurrent change, EBITA assets are now reported as net capital employed.

Effective December 2001, Infineon is no longer consolidated but instead accounted for as an investment using the equity method. Accordingly, the Company's net investment in Infineon is included within long-term investments in the consolidated balance sheet, and its share of the net income or losses of Infineon is included as part of investment income in the consolidated statement of income (see footnote 3 to the financial statements). The consolidated results of operations and cash flows of Infineon for the two months ended November 30, 2001 are included in "Eliminations, reclassifications and Corporate Treasury." In the prior fiscal year, Infineon was fully consolidated. Accordingly, we continue to show Infineon as a separate component in fiscal 2001.

The Management's Discussion and Analysis presents results for the third quarter of fiscal 2002 as compared to the third quarter of fiscal 2001, followed by an analysis of the statements of income. We then present results for the first nine months of the current and prior fiscal year, followed by an analysis of income, liquidity and capital resources, customer financing, market risk, critical accounting policies and our outlook and subsequent events.

HIGHLIGHTS – Third quarter of 2002 compared to third quarter of 2001

- Net income in the third quarter was €725 million. Net income in the same quarter a year ago was €1.608 billion, including special items after taxes of a positive €2.313 billion. Net income excluding these special items in the prior year quarter was a negative €705 million. There were no special items in the current quarter. Earnings per share were €0.81 compared to €1.81 in the previous year. (See note below.)
- EBIT from Operations was €892 million compared to a negative €479 million in the same quarter a year ago, which included €790 million in charges for asset write-downs.
- Sales decreased 4% to €20.482 billion compared to €21.360 billion and orders decreased 20% to €19.033 billion compared to €23.718 billion the same quarter a year earlier. The decrease in orders was largely attributable to a high level of orders in the prior year in the Power Generation Group and a record €1.6 billion order at Transportation Systems. Excluding the effects of currency translation, acquisitions and dispositions, sales increased 3% and orders were 15% lower year over year.
- Net cash provided by operating activities for the third quarter improved to €2.094 billion compared to €406 million last year. Investing activities used €628 million compared to €3.228 billion in the prior year, a period which included a cash outlay of approximately €1.6 billion for the acquisition of Efficient Networks. Net cash from operating and investing activities for the third quarter was €1.466 billion compared to a negative €2.822 billion in the comparable period last year.

Note: Beginning October 1, 2001, Siemens adopted the provisions of SFAS 142, Goodwill and Other Intangible Assets. Accordingly, Siemens no longer amortizes goodwill. Net income for the third quarter of the prior year included goodwill amortization of €183 million, which reduced reported earnings per share by €0.21. For all periods presented, earnings per share reflect a stock split, at a ratio of one additional share for every two shares owned, which took effect on April 30, 2001.

Net income excluding special items – Third quarter of 2002 compared to third quarter of 2001

(in millions of €)

Three months ended June 30	2002	2001
Net income	725	1,608
Special items (net of taxes)	—	2,313
Net income (loss) excluding special items	725	(705)

Net income excluding special items adjusts reported net income by removing certain one-time items from results in the Operations and Financing and Real Estate segments. We adjust net income in this way to provide a more meaningful comparison between the periods under review.

There were no special items in the third quarter of fiscal 2002. Net income excluding special items for the third quarter a year ago was a negative €705 million. Earnings per share excluding special items was €0.81 compared to a negative €0.79 in the previous year.

Special items for the third quarter of fiscal 2001 included a €3.459 billion pre-tax gain as a result of the irrevocable transfer of 93,825,225 shares of Infineon to our domestic pension trust, and a €292 million write-down of inventories and other assets in connection with a long-term, centrally managed production and outsourcing contract for a border control system in Argentina. This contract, originally entered into by SBS, was canceled by government decree. Adjusted for taxes, these special items totaled €2.313 billion for the period.

SEGMENT INFORMATION ANALYSIS – Third quarter of 2002 compared to third quarter of 2001

OPERATIONS

Information and Communications

Telecommunications carriers continued to announce steep cuts in planned capital expenditures, resulting in a precipitous drop in demand at **Information and Communication Networks (ICN)**. The Group posted EBIT of negative €84 million, including charges for restructuring of €45 million compared to a negative €563 million in the same quarter a year earlier, a period which included €420 million in charges for asset write-downs. The telecommunications market's continuing collapse was particularly evident in the Group's carrier switch business. While ICN's Efficient Networks unit narrowed its operating loss significantly on a consecutive-quarter basis, it still faces challenging market conditions for broadband access equipment. Third-quarter sales for ICN as a whole dropped more than 30% year-over-year, to €2.190 billion, and orders declined 29%, to €2.029 billion. ICN will continue its restructuring activities over the next several quarters.

Information and Communication Mobile (ICM) continued to perform well in a difficult wireless industry battling slower demand and a challenging pricing environment. EBIT for the third quarter of fiscal 2002 was a negative €9 million, including ICM's €20 million share of a third-quarter loss in the Fujitsu Siemens Computers business. The Mobile Phones division earned €28 million on sales of 8.2 million units, up from 5.8 million in the same quarter last year and nearly equal to the 8.3 million units sold in the second quarter of this year. The Networks Division recorded a loss of €21 million, primarily due to accounts receivable provisions associated with a customer serving Africa and the Middle East. A year earlier, ICM's third-quarter loss of €511 million included €370 million in charges for asset write-downs. For ICM as a whole, sales for the quarter were flat, at €2.506 billion, while orders fell 19%, to €2.359 billion, reflecting cuts and delays in capital and operating expenditures by cautious wireless carriers. ICM continues to apply cost cutting programs, which have successfully improved the Group's cost structure.

Siemens Business Services (SBS) earned EBIT of €5 million compared to EBIT of €7 million in the same quarter of the prior year, when the Group realized €44 million from the sale of an equity stake. While sales of €1.367 billion were 3% lower than the €1.410 billion a year earlier, a new order of €100 million helped keep orders level with the same quarter a year ago, at €1.398 billion. Anticipated declines in business volumes will require capacity adjustments in the coming quarters, mainly by reducing dependence on external consultants.

Automation and Control

Automation and Drives (A&D) continued to perform well in a weak market, delivering €193 million in EBIT led by the Industrial Automation Systems Division and Motion Control Systems Division. EBIT was €225 million in the same quarter a year earlier, before demand in the U.S. and Europe began to slow due to deteriorating macroeconomic conditions. While sales slid 3%, to €2.136 billion, and orders fell 9%, to €2.077 billion, A&D'S EBIT margin remained strong at 9%.

EBIT at **Industrial Solutions and Services (I&S)** was a negative €32 million. In the same quarter a year earlier, the Group's EBIT was a negative €10 million. Sales declined 4% year-over-year, to €1.069 billion, while orders fell 14%, to €992 million. I&S has embarked on a major restructuring of its organization and business portfolio as well as a rationalization of capacities which is expected to result in charges and expenses in the coming quarters.

Siemens Dematic (SD) recorded EBIT of €12 million compared to a negative €102 million in the third quarter of fiscal 2001, which included significant contract loss accruals. Reduced demand from communication equipment suppliers and electronic contract manufacturers caused a steep drop in business at the Electronics Assembly Division. Sales for the Group overall increased 3%, to €740 million, while orders jumped 43%, to €751 million, boosted by a major new order from the U.S. Postal Service. The percentage increase in orders also reflects the fact that the prior year quarter included only two months of results from the Dematics businesses that were merged into SD as part of the Atecs Mannesmann (Atecs) acquisition in the third quarter of fiscal 2001. The Group is continuing the task of integrating the Dematics businesses into its operations.

EBIT at **Siemens Building Technologies (SBT)** was €23 million, compared to €40 million in the comparable quarter a year earlier, as profits slid at the Facility Management Division due in part to accounts receivable write-offs. Sales declined 3%, to €1.287 billion, and orders fell 8%, to €1.280 billion, in particular due to weakening demand at the Fire Safety Division and Facility Management Division.

Power

Power Generation (PG) led all Groups with €476 million in EBIT, surpassing its prior-year third-quarter EBIT of €197 million by 142% and the €450 million it earned in the second quarter of the current year. EBIT for the quarter was not affected by customer cancellation penalties. Approximately €44 million in third-quarter earnings resulted from updated estimates of project completion performance based on improved efficiency and productivity. PG's EBIT margin reached 19.8%, reflecting operating leverage gained through quality initiatives and capacity utilization in gas turbine manufacturing. Sales rose 9%, to €2.400 billion, despite a negative 5% currency translation effect. The anticipated end of the boom in gas turbine investment in the U.S. produced a year-over-year decline in orders of 51%, to €1.648 billion. At the same time, PG continued to increase its geographic breadth, winning new orders in Europe, Asia, Russia, and the Caribbean basin. PG's order backlog including reservation fees decreased from €25.4 billion in the previous quarter to €21.5 billion in the current quarter, with €2.4 billion of the decline due to currency translation effects. At the same time, the Group converted a higher percentage of reservation fees to confirmed orders within the total backlog.

At **Power Transmission and Distribution (PTD)**, EBIT of €43 million more than doubled compared to the prior-year quarter, led by earnings growth at the High Voltage Division, Power Automation Division, and Service Division. EBIT margin rose to 4.3% on the strength of Group-wide cost-reduction and continuous-improvement programs. Sales and orders each rose 6%, to €1.002 billion and €966 million, respectively. Slower growth in the U.S. market was offset by positive developments in Asia, Europe, and South America as well as continued strength in the High Voltage and Medium Voltage Divisions.

Transportation

Transportation Systems (TS) posted EBIT of €61 million, compared to €48 million in the third quarter a year ago. Continued productivity improvement was reflected in the Group's EBIT margin, which increased to 5.5%. Sales rose 15%, to €1.102 billion, as TS continued to convert its €11 billion backlog to current business. TS also continued to win new business at a steady pace, including orders for metropolitan rail vehicles in China, the Czech Republic, and the U.S. orders for the quarter were €909 million, a high level except in comparison with the same quarter a year earlier, when TS won a €1.600 billion order for 1200 railcars in the U.K.

EBIT at **Siemens VDO (SV)** was €68 million, compared to a loss of €60 million in the same quarter a year earlier. The difference resulted largely from divestment activity, including a gain of €56 million in the current quarter on the sale of the Group's Hydraulik-Ring business and a charge of €35 million in the prior-year quarter associated with the sale of its wiring harness business. Earnings also benefited from the continuing roll-out of innovative new products. Sales were €2.229 billion, 24% higher than in the same quarter a year earlier primarily because that quarter included only two months of results from the VDO businesses that were merged into SV as part of the Atecs acquisition in the third quarter of fiscal 2001.

Medical

Medical Solutions (Med) was second only to PG in earnings performance, delivering EBIT of €243 million, 37% higher than its EBIT of €177 million a year earlier. Continuing strong demand for the Group's imaging systems, combined with year-over-year productivity improvements throughout the Group, pushed Med's EBIT margin up to 12.9% from 10.3% a year earlier. Despite a negative 6% currency translation effect on volume growth, sales of €1.882 billion were up 10% year-over-year, while orders held steady at €1.916 billion.

Lighting

Osram achieved €102 million in EBIT, up slightly from the same quarter a year earlier, and EBIT margin rose to 9.5%. Sales of €1.073 billion came in 3% below the third-quarter level a year ago due to a 5% negative currency translation effect.

Corporate, eliminations (Operations) and Reconciliation to Financial Statements

The Managing Board is responsible for assessing the performance of the groups. Corporate, eliminations (Operations) and Reconciliation to Financial Statements include various categories of items which are not allocated to the groups since the Managing Board has determined that such items are not indicative of Group performance. Reconciliation to Financial Statements includes various items excluded by definition from EBIT. Group EBIT is used to determine bonus payments in accordance with our management incentive program.

EBIT for **Corporate, eliminations** was a negative €209 million compared to a negative €48 million in the third quarter a year ago. The current quarter includes a gain of €67 million on the sale of an investment in Siemens and Shell Solar, GmbH, and Siemens' €31 million share of Infineon's third-quarter loss. Non-allocated pension-related income (expense) was a negative €61 million compared to a positive €86 million a year earlier.

Reconciliation to Financial Statements. Other interest expense was €14 million in the third quarter of fiscal 2002 compared to €85 million a year earlier. Goodwill amortization and IPR&D for Operations was €257 million in the third quarter of fiscal 2001. This amount includes €79 million IPR&D expense relating to the acquisition of Efficient and Atecs. In accordance with changes in U.S. GAAP, goodwill is no longer amortized. This became effective for Siemens beginning in fiscal 2002. Gains on sales and dispositions of significant business interests and other special items are discussed on page 2 under "Net income excluding special items."

FINANCING AND REAL ESTATE

Siemens Financial Services (SFS) boosted income before income taxes to €83 million for the third quarter, well above the €27 million a year earlier. Much of this improvement resulted from investment income in the Equity Division.

Siemens Real Estate (SRE) generated higher earnings from a lower revenue base compared to the third quarter a year earlier. At €53 million, income before income taxes was up 10% from €48 million in the third quarter a year earlier, while weaker demand for property-related services pushed revenues down 3% to €394 million from €407 million a year ago.

CONSOLIDATED STATEMENTS OF INCOME – Third quarter of 2002 compared to third quarter of 2001

OPERATIONS

Net sales for Siemens worldwide were €20.482 billion compared to €21.360 billion in the third quarter of the prior fiscal year. Within that total, net sales from Operations for the quarter were flat at €20.308 billion. Gross profit as a percentage of sales increased from 25.1% to 28.0%, reflecting higher margins at PG and Med in the current quarter and prior-year charges for asset write-downs at ICN and ICM.

Research and development expense as a percentage of sales was 7.0% compared to 6.9% a year earlier. Marketing, selling and general administrative expenses as a percentage of sales dropped significantly, from 20.0% to 17.4%, due to reduced outlays for marketing and lower provisions for accounts and loans receivable. The same period of the prior year included higher loans receivable provisions including a write-down of a loan related to Winstar Communications, Inc..

Other operating income (expense) was a positive €43 million, compared to a negative €62 million last year, a period which included higher amortization of intangibles other than goodwill. The current period includes a €56 million gain on the sale of Hydraulik-Ring by SV.

Income from investments in other companies was €48 million compared to €57 million in the prior-year period. The current period includes a gain of €67 million from the sale of an investment in Siemens and Shell Solar and Siemens' shares of third-quarter losses at Infineon and Fujitsu Siemens Computers, amounting to €31 million and €20 million, respectively.

Income from financial assets and marketable securities was a positive €47 million compared to a negative €95 million in the same period a year earlier, which included €119 million in charges from write-downs of marketable securities that suffered a material decline in value which we have determined to be other than temporary.

Interest income (expense) of Operations, net for the third quarter was a positive €24 million compared to interest expense of €20 million in the third quarter a year earlier.

EBIT from Operations for the third quarter of fiscal 2002 was a positive €892 million, compared with a negative €479 million for the third quarter of fiscal 2001, which included €790 million of charges for asset write-downs.

Other interest expense, net for the third quarter was €14 million, compared to €85 million in the third quarter of 2001, a period which included interest expense on a €3.5 billion liability relating to the acquisition of Atecs.

In the third quarter of last year, Siemens recorded €178 million in goodwill amortization for Operations and €79 million IPR&D expense relating to the acquisitions of Efficient and Atecs.

Special items in the prior year include a €3.459 billion pre-tax gain resulting from the irrevocable transfer of 93.8 million Infineon shares into our domestic pension trust and a €292 million write-down of inventories and other assets associated with a contract cancellation in Argentina discussed in "—Net income excluding special items" (see page 2).

FINANCING AND REAL ESTATE

Sales from Financing and Real Estate increased 4% to €551 million for the third quarter compared to the same period in 2001. Net interest income was €16 million, which represents a decrease of €4 million compared to the third quarter of 2001. Income from investments, net in other companies increased €59 million to €39 million in the third quarter of 2002, reflecting higher income from investments at SFS' Equity Division. Income before income taxes for the third quarter increased to €136 million compared to €75 million for the same period of fiscal 2001.

ELIMINATIONS, RECLASSIFICATIONS AND CORPORATE TREASURY

This component of Siemens worldwide includes eliminations of activity conducted between the other two components: Operations, and Financing and Real Estate (for definitions of these components, see page 1). Beginning December 2001, Infineon has been accounted for under the equity method. The results of Infineon for October and November 2001 are included in this component. To the extent that Infineon provided products and services to the Operations groups in the prior year, these effects are eliminated here.

This component also includes reclassification of financial items which are associated with Operations but not included in EBIT of Operations. We make these reclassifications in our Consolidated Statements of Income to enable increased transparency in reporting results for Operations.

Finally, this component also reflects the results of intra-Siemens activity by our Corporate Treasury which provides corporate finance and treasury management services to our Operations component and to our Financing and Real Estate component.

SIEMENS WORLDWIDE

Orders in Germany decreased 7% to €3.953 billion from €4.250 billion in the third quarter of fiscal 2001. The net effect of acquisitions and dispositions had no effect on orders in Germany as the effect of the deconsolidation of Infineon effective in the first quarter of fiscal 2002 was offset by the effect of the Atecs acquisition, which was merged into Siemens in the third quarter of fiscal 2001. International orders decreased from €19.468 billion a year ago to €15.080 billion in the third quarter fiscal 2002, a decrease of 23%. Excluding the net effect of acquisitions, dispositions, and currency effects, international orders decreased 18%. Sales in Germany decreased 7% to €4.212 billion, while international sales decreased 3% to €16.270 billion. Excluding the net effect of acquisitions, dispositions, and currency effects, sales in Germany decreased 4% while international sales rose 4%. International business accounts for approximately 80% of Siemens' total volume.

Gross profit as a percentage of sales increased by 5.2 percentage points to 28.4% from 23.2% in the prior year, reflecting higher margins at PG and Med in the current quarter and prior-year charges of €790 million for asset write-downs at ICN and ICM. Gross profit in the prior year period includes the effect of a write-down of inventories and other assets associated with a contract cancellation in Argentina discussed in "-Net income excluding special items" (see page 2).

Research and development expense was €1.425 billion compared to €1.822 billion a year earlier. The third quarter of the prior year included research and development expenses of €318 million relating to Infineon. The prior year also included IPR&D expense of €79 million related to the acquisitions of Efficient and Atecs.

Other operating income (expense), was a positive €58 million, compared to a negative €232 million last year. Prior year other operating expense includes goodwill amortization of €183 million. Beginning October 1, 2001, Siemens adopted the provisions of SFAS 142, *Goodwill and Other Intangible Assets,* and no longer amortizes goodwill.

Income from investments in other companies includes a gain on the sale of an investment in Operations, equity losses at Infineon and Fujitsu Siemens Computers, and higher earnings from the Equity Division of SFS. The prior year period includes losses from investments of €22 million at Infineon.

Gains on sales and dispositions of significant business interests was €3.459 billion for the three month period ended June 30, 2001 as discussed in "-Net income excluding special items" (see page 2).

The effective tax rate on income for the third quarter of fiscal 2002 was 25%.

HIGHLIGHTS – First nine months of 2002 compared to first nine months of 2001

- Net income for the first nine months was €2.544 billion, compared to €3.186 billion in last year's period. Excluding special items, net income was €1.608 billion compared to net income of €651 million in the previous year. Earnings per share were €2.86 compared to €3.60 in the previous year. (See note below).
- Net income for the current nine months includes a net gain of €936 million on sales of shares in Infineon, offset by Siemens' €249 million share of Infineon's nine-month net loss, for a net positive effect of €687 million. Net income in the same period a year earlier included after-tax special items of €2.535 billion, a gain from the transfer of shares in Infineon into Siemens' domestic pension trust.
- EBIT from Operations was €2.298 billion, including restructuring charges and asset write-downs totaling €261 million and a €90 million negative effect from the first half of the fiscal year related to the financial crisis in Argentina. EBIT from Operations was €1.459 billion in the same period a year ago, which included €790 million in charges for asset write-downs.
- At €62.726 billion, sales were level with the €62.460 billion in sales in the first nine months of the prior year. Orders declined 5% to €66.854 billion compared €70.315 billion in the first nine months of fiscal 2001.
- Operating activities provided €4.347 billion in cash for the first nine months, compared to €1.494 billion provided a year earlier. Investing activities used €1.141 million in cash, compared to €4.788 million used in the prior year. Net cash from operating and investing activities for the nine-month period was €3.206 billion provided compared to €3.294 billion used in the comparable period last year.

Note: Beginning October 1, 2001, Siemens adopted the provisions of SFAS 142, Goodwill and Other Intangible Assets. Accordingly, Siemens no longer amortizes goodwill. Net income for the nine months ended June 30, 2001 included goodwill amortization of €381 million, which reduced reported earnings per share by €0.43. For all periods presented, earnings per share reflect a stock split, at a ratio of one additional share for every two shares owned, which took effect on April 30, 2001.

Net income excluding special items – First nine months of 2002 compared to first nine months of 2001

(in millions of €)

Nine months ended June 30	2002	2001
Net income	2,544	3,186
Special items (net of taxes)	(936)	(2,535)
Net income excluding special items	1,608	651

Net income excluding special items adjusts reported net income by removing certain one-time items from results in the Operations and Financing and Real Estate segments. We adjust net income in this way to provide a more meaningful comparison between the periods under review.

Net income excluding special items was €1.608 billion compared to net income of €651 million in the previous year. Earnings per share excluding special items for the first nine months of fiscal year 2002 were €1.81 compared to earnings per share of €0.74 for the same period of fiscal year 2001.

Siemens recorded tax-free gains totaling €936 million on the sales of 63.1 million Infineon shares in open market transactions during the first nine months of fiscal 2002, with proceeds of €1.522 billion. These sales reduced our stake in Infineon to 41.3% as of June 30, 2002. (See discussion below.)

Special items for the nine months ended June 30, 2001 included a €3.459 billion pre-tax gain as a result of the irrevocable transfer of 93,825,225 shares of Infineon to our domestic pension trust, and a €292 million write-down of inventories and other assets in connection with a long-term, centrally managed production and outsourcing contract for a border control system in Argentina. Lower tax rates enacted by the tax reform passed in Germany in October 2000 resulted in a one-time reduction of €222 million in income tax expense resulting from the adjustment of Siemens' deferred tax balances at October 1, 2000. This benefit was recorded in the first quarter of fiscal 2001. After adjusting these amounts for taxes, we recorded special items totaling a gain of €2.535 billion for the first nine months of fiscal 2001.

ACQUISITIONS AND DISPOSITIONS

Siemens completed the following transactions in the first nine months of fiscal 2002:

- In the second quarter, Vodafone AG exercised its option to sell to Siemens its 50% minus two shares stake in Atecs. In connection with this exercise, Siemens made a cash payment of €3.7 billion to Vodafone AG.
- In January 2002, the Company sold 40 million shares of Infineon resulting in net proceeds of €966 million with a resulting net gain of €604 million. During the first quarter of fiscal 2002, the Company sold 23.1 million shares of Infineon for net proceeds of €556 million and a tax-free gain of €332 million.
- In January 2002, Siemens exercised its option to sell its remaining interest in Rexroth AG, a wholly-owned subsidiary of Atecs classified as held-for-sale, to Robert Bosch GmbH for an adjusted equity value of €2.2 billion. This business had been accounted for as an asset held-for-sale, and no gain or loss was recorded in the connection with the disposition.
- On December 5, 2001, we transferred 200 million Infineon shares or approximately 28.9% of Infineon's outstanding share capital to an irrevocable, non-voting trust under a trust agreement. Under the terms of the trust agreement, the shares transferred to the trust may not be voted, as we have irrevocably relinquished our voting rights in those shares and the trustee is not permitted to vote the shares it holds in trust. We continue to be entitled to all the benefits of economic ownership of the shares held by the trustee. The transfer on December 5, 2001 reduced our voting interest in Infineon by an amount corresponding to the number of shares transferred. Accordingly, while our ownership interest at December 31, 2001 was 47.1%, our voting interest was 18.2%. Such voting interest, when combined with the voting interest in Infineon shares of 13.2% held by our domestic pension trust, represents a combined voting interest of 31.4% at December 31, 2001. Since shareholders of Infineon other than Siemens and the pension trust own 39.7% of Infineon's share capital, they control a majority of the shares that may be voted at any Infineon shareholders' meeting. The effect of the transfer of Infineon shares into the non-voting trust is that shareholders in Infineon other than Siemens and the pension trust have a disproportionate voting interest.

  As we no longer have a majority voting interest in Infineon, we have from December 2001 no longer included the assets and liabilities and results of operations of Infineon in our consolidated financial statements and instead account for our ownership interest in Infineon using the equity method. See footnote 3 to the consolidated financial statements.
- On November 20, 2001, the Company sold Mannesmann Sachs AG through a sale to ZF Friedrichshafen AG. The disposition resulted in net proceeds of €716 million. This business had been accounted for as an asset held for sale, and no gain or loss was recorded in connection with the disposition.

EVA PERFORMANCE

Siemens continues to drive its entire management system enterprise-wide to focus on economic value added (EVA). This includes benchmarking all our businesses against their top competitors worldwide and linking management compensation directly to the EVA performance of the groups as well as Siemens as a whole.

EVA is defined as net operating profit after taxes minus cost of capital, which represents the minimum return on net operating assets. According to this concept, a business creates value only when it recovers at least its cost of capital and furthermore delivers EVA improvements in line with capital market requirements. Because the two major components of Siemens—Operations and Financing and Real Estate—are fundamentally different from each other, we adjust our calculations of EVA accordingly. We use an "Operations Concept" for Operations, and a finance concept known as RORAC (return on risk-adjusted capital) for Financing and Real Estate. This enables us to use EVA as a consistent management metric while leaving business-specific value drivers transparent. The EVA for Siemens worldwide is the sum of the EVA for the two components plus the net income impact of special items.

Siemens worldwide excluding special items generated EVA of €55 million in the first nine months of fiscal 2002 compared to a negative EVA of €1.156 billion in the same period of fiscal 2001. Including the effects of special items, EVA was a €991 million compared to a €1.379 billion in the prior year.

EVA calculation (in millions of €)

	Nine months 2002	Nine months 2001
Operations		
EBIT from Operations	2,298	1,459
Taxes and other	(859)	(511)
Net operating profit after taxes	1,439	948
Net capital employed	18,869	30,112
Financial adjustments/average calculation[1]	4,502	(6,197)
Average net operating assets	23,371	23,915
Capital cost	(1,593)	(1,645)
EVA for Operations	**(154)**	**(697)**
Financing and Real Estate		
Income before income taxes	386	312
Taxes and other	(121)	(95)
Net operating profit after taxes	265	217
Equity	1,850	1,790
Capital cost	(123)	(119)
Financing and Real Estate[2]	**209**	**146**
Siemens excluding Infineon	**55**	**(551)**
EVA for Infineon3)		(605)
Siemens worldwide excluding special items	**55**	**(1,156)**
Special items	936	2,535
Siemens worldwide	**991**	**1,379**

[1]The term „net operating assets" equals to net capital employed except for the effects of financial adjustments and the fact that full-year net operating assets are calculated as the average total of three fiscal quarters with a time lag of one quarter.

[2]Includes EVA for eliminations, reclassifications and Corporate Treasury.

[3] In Fiscal Year 2002, EVA for Infineon is included in EVA for Operations.

SEGMENT INFORMATION ANALYSIS – First nine months of 2002 compared to first nine months of 2001

The following discussion adheres to our component model of reporting and includes an analysis of the financial performance of our Operations segments and our Financing and Real Estate segments.

OPERATIONS

Information and Communications

EBIT at **ICN** for the first nine months of the fiscal year was a negative €366 million, nearly unchanged from the €363 million loss in the first nine months of fiscal 2001. In the first three quarters of the current year, the Group battled a widespread downturn in capital expenditures among network operators. The Group took restructuring charges and asset write-downs in the nine-month period totaling €181 million, compared to €420 million in charges for asset write-downs in the same period a year earlier. ICN also absorbed losses at Efficient Networks in the U.S. The first quarter of the current year included a nonrecurring gain of €60 million, while the first nine months of the prior year included €113 million in gains from the sale of venture capital investments. EBIT margin fell from negative 3.9% in the first nine months a year ago to negative 5.0% in the first nine months of fiscal 2002. Sales fell 20% year-over-year, to €7.387 billion, and orders dropped 29%, to €6.830 billion. ICN reduced its net capital employed at the end of the third quarter to €2.119 billion, compared to €3.039 billion at the end of fiscal 2001. This had a beneficial effect on the Group's EVA, which nevertheless remains in negative territory.

ICM performed well in a market characterized by slowing consumer demand for mobile handsets and carrier uncertainty about future infrastructure investments. EBIT for the first nine months was positive, at €72 million, compared to a loss of €286 million in the same period a year earlier. The first nine months a year ago included €370 million charges for asset write-downs. Restructuring charges were €63 million in the first nine months of the current year, primarily at the Networks Division. The Mobile Phones Division sold 25.5 million units in the first nine months, well above the amount sold in the same period a year earlier. EBIT margin returned to positive territory, at 0.9%, compared to a negative 3.5% for the first nine months of the prior year. Sales in the first nine months of fiscal 2002 increased to €8.364 billion, 2% higher than in the same period in the prior year. Orders also increased 2%, to €9.002 billion, in part on the strength of a major GSM infrastructure contract in the U.S. Net capital employed was €2.309 billion, compared to €2.607 at the end of the prior fiscal year. ICM improved its negative EVA for the nine-month period.

EBIT at **SBS** for the first nine months of fiscal 2002 rose to €75 million from €45 million in the first nine months of the prior year, a period which included a €44 million gain from the sale of an equity stake. EBIT margin rose to 1.7% from 1.0%. Sales slipped 3%, to €4.295 billion, while orders were 1% higher, at €4.757 billion. SBS reduced its net capital employed to €429 million compared to €492 million at the end of the preceding fiscal year. Combined with the increase in earnings, this enabled the Group to report a positive EVA on a nine-month basis.

Automation and Control

EBIT at **A&D** was €504 million for the first nine months, the third-highest total among the Groups but below the €711 million A&D earned in the first nine months of the prior fiscal year. Lower earnings resulted from declining sales volumes and charges for restructuring, asset write-downs and other impacts in the second quarter of the current fiscal year. The Automation Systems Division and Motion Control Division continued to deliver strong earnings despite difficult economic conditions, primarily in the U.S. market, which pushed sales down 4% compared to the first nine months of the prior year, to €6.227 billion, and orders down 6%, to €6.610 billion. While A&D's year-over-year reduction in earnings had a corresponding effect on EVA performance, the Group reduced its net capital employed to 2.409 billion and its EVA remained high.

EBIT at **I&S** fell €85 million from first nine months a year ago to a negative €69 million for the first nine months of fiscal 2002, as the Group took restructuring measures relative to ongoing weakness in the market for industrial solutions. EBIT margin in the first nine months fell to a negative 2.2% compared to a positive level in the same period a year earlier. The Group's order backlog kept sales nearly unchanged at €3.178 billion for the nine-month period, while orders fell 10% to €3.174 billion. The earnings decline combined with increased net capital employed pushed EVA at I&S further into negative territory.

SD posted EBIT of €35 million for the first nine months, compared to a loss of €24 million in the first nine months a year earlier, a period which included higher costs related to the integration of acquired businesses and contract loss accruals. In contrast, SD was profitable in all three quarters of fiscal 2002, despite the task of integrating the Dematics businesses acquired from Atecs and a steep drop in business at the Electronic Assembly Division due to a prolonged slump in the market for telecommunications equipment. EBIT margin for the first nine months was positive, at 1.5%, compared to the negative level in the prior-year period. Consolidation of the Dematic businesses lifted SD's sales for the first nine months 37% year-over-year, to €2.291 billion, and elevated orders 68%, to €2.198 billion. Net capital employed increased to €1.024 billion, but higher earnings kept SD's negative EVA virtually unchanged.

SBT's EBIT for the first nine months was €108 million, up from €93 million in the first nine months of fiscal 2001, a period which included €31 million in non-recurring charges. EBIT margin increased from 2.4% to 2.7% year-over-year. Sales rose 3%, to €4.005 billion, while orders edged down 1%, to €4.150 billion, reflecting weakness in the Group's European market. SBT's net capital employed decreased to €1.906 billion for the nine-month period, compared to €2.241 at the end of fiscal 2001. This change coupled with higher earnings improved the Group's EVA, which remained negative.

Power

PG delivered EBIT of €1.228 billion for the first nine months, an increase of €796 million over the same period a year earlier. Higher capacity utilization and increased efficiency enabled PG to push its nine-month EBIT margin to 17.2%, nearly ten points higher than in the prior-year period. The current period includes a positive €119 million effect resulting from updated estimates of project completion performance. Brisk conversion of its order backlog to current business enabled PG to increase sales 21% for the first nine months, to €7.148 billion, compared to €5.912 billion a year earlier. The approaching end of the gas turbine energy boom in the U.S. was reflected in a sharp year-over-year decline in orders in the third quarter. As a result, orders for the first nine months of fiscal 2002 were €9.146 billion, 7% lower than in the same period a year earlier. A countervailing trend was the broader geographic balance within PG's order backlog, which stood at €21.5 billion including reservation fees at the nine-month mark and included fiscal 2002 orders from Asia, Europe, Russia, Latin America, and the Caribbean. Net capital employed rose but remained well within negative territory due to advances from customers, enabling PG's outstanding earnings performance to have a correspondingly positive effect on EVA.

EBIT at **PTD** for the first nine months improved to €93 million from €57 million in fiscal 2001, despite first-quarter charges totaling €22 million during the current year, primarily at the Metering Division. EBIT margin for the first nine months rose a full point, to 3.1%, as the Group benefited from previously initiated cost-reduction programs. Conversion of prior orders to current business, particularly at the High Voltage Division, pushed nine-month sales up 9% in comparison to the prior-year period. While order growth slowed in the second and third quarters, orders for the first nine months still jumped 21%, to €3.635 billion, compared to the same period a year earlier. Net capital employed increased, but PTD's earnings improvement enabled it to move its EVA to within single digits of breakeven on a nine-month basis.

Transportation

TS increased its EBIT for the first nine months to €173 million, up from €127 in the same period of fiscal 2001. EBIT margin also improved, from 4.4% to 5.5%, as TS continued to increase productivity. Nine-month sales rose to €3.123 billion, an 8% increase year-over-year. Orders of €3.832 billion kept the Group's backlog above €11 billion, although the level of orders for the nine-month period was lower than a year ago when a single order in the U.K., for 1200 railcars, was valued at €1.600 billion. In the current year, TS booked major orders for a turnkey subway system in Bangkok and vehicles in China, Europe, and the U.S. TS held its net capital employed level with the end of the previous fiscal year, enabling its EVA to rise significantly on the strength of improved earnings.

Nine-month results at **SV** show the Group making progress in integrating its VDO businesses from the Atecs acquisition. With improved earnings in each quarter, plus a gain of €56 million on the sale of its Hydraulik-Ring business, SV posted nine-month EBIT of €80 million. For comparison, SV lost €103 million in the first nine months of the prior year, which included a €35 million charge related to divestment of its wiring harness business and high development costs for its advanced diesel injection systems and navigation systems. EBIT margin moved into positive territory, at 1.2%. At €6.463 billion, sales and orders increased 70% year-over-year due to addition of the VDO businesses. Net capital employed also increased, however, reaching €3.519 billion at the end of the third quarter and keeping SV's EVA well into negative territory.

Medical

EBIT at **Med** for the first nine months climbed 23%, to €717 million, from €583 million for the same period a year earlier. EBIT margin rose to 13% from 11.2%, as high demand for the Med's imaging systems continued to bolster margins. Sales increased 6% to €5.522 billion. At €6.027 billion, orders increased more slowly compared to the first nine months of the prior year, which included an unusually high level of orders booked at the Group's newly acquired Shared Medical Systems unit. Higher earnings coupled with improved net capital employed, at €3.587 billion, substantially increased Med's EVA.

Lighting

The overall economic climate in the lighting market remained weak throughout the first nine months, limiting **Osram's** EBIT for the period to €270 million, 24% lower than nine-month EBIT of €356 million in fiscal 2001. The year-over-year comparison is also influenced by one-time non-operating gains of €23 million in the first quarter of the prior year. Severe pricing pressures forced a decline in EBIT margin for the first nine months, to 8.2%, compared to 10.3% a year ago. Sales decreased 4%, to €3.310 billion. Lower earnings and a modest increase in net capital employed combined to reduce the Group's EVA, which remained positive.

Corporate, eliminations (Operations) and Reconciliation to Financial Statements

EBIT for **Corporate, eliminations** was a negative €622 million compared to a negative €185 million a year ago. Corporate items for the first nine months of fiscal 2002 were a negative €504 million, compared to a negative €653 million in the comparable period a year earlier. As previously announced, non-allocated pension-related income (expense) of negative €179 million was negatively affected by changes in pension trust net asset values and lower return assumptions established for the current fiscal year. This line item was a positive €170 million in the prior-year period. Investment earnings were €178 million compared to €144 million a year earlier. The current period includes gains on the sale of two investments totaling €133 million. The prior year nine-month period includes a loss on the sale of a domestic equity and debt security fund offset by gains on the sale of marketable securities. Eliminations, other for the nine-months ended June 30, 2002 includes the effects of the positive resolution of certain asset disposal contingencies.

Reconciliation to Financial Statements. Other interest expense was €106 million for the first nine months of fiscal 2002 compared to €198 million a year earlier. Goodwill amortization and IPR&D expenses were €490 million in the period ending June 30, of fiscal 2001. This amount includes IPR&D expenses of €126 million related to the acquisition of Acuson, Efficient and Atecs. In accordance with changes in U.S. GAAP, goodwill is no longer amortized. This became effective for Siemens beginning in fiscal 2002. Gains on sales and dispositions of significant business interests and other special items are discussed on page 7 under "Net income excluding special items."

FINANCING AND REAL ESTATE

Income before income taxes at **SFS** rose to €166 million for the first nine months, from €143 million in the same period of fiscal 2001. Both periods included investment-related gains, with current-year gains from investment income through Siemens Project Ventures and prior-year gains resulting from sales of equity stakes in India and the US. The Group's total assets were €8.640 billion at the end of the third quarter, and its positive EVA moved higher due to increased income before income taxes.

At **SRE**, income before income taxes climbed to €220 million for the first nine months of fiscal 2002, compared to €169 million in the same period a year earlier. SRE took control of most of SBT's real estate properties beginning in the first quarter, a shift that helped increase total assets to €3.734 billion. Higher earnings substantially increased the Group's positive EVA.

CONSOLIDATED STATEMENTS OF INCOME – First nine months of 2002 compared to first nine months of 2001

OPERATIONS

Net sales for Siemens worldwide were €62.726 billion compared to €62.460 billion in the first nine months of the prior fiscal year. Within that total, net sales from Operations increased 5% to €61.778 billion compared to €58.740 billion in the same period a year earlier.

Gross profit as a percentage of sales was 27.7% compared to 27.8% in the same period a year earlier. Within this development, higher margins at PG and Med were offset by lower margins at A&D and I&S. Gross profit in the prior year period includes the effect of a write-down of inventories and other assets associated with a contract cancellation in Argentina discussed in "-Net income excluding special items" (see page 2).

Research and development expense as a percentage of sales was 6.8% compared to 6.7% a year earlier. Marketing, selling and general administrative expenses as a percentage of sales dropped significantly, from 19.5% to 17.6%, due to reduced outlays for marketing and lower provisions for accounts and loans receivable.

The same period of the prior year included higher loans receivable provisions including a write-down of a loan related to Winstar Communications, Inc..

Other operating income (expense) was a positive €16 million compared to a positive €160 million last year. The current period includes a €60 million non-recurring gain at ICN in the first quarter and a €56 million gain on the sale of Hydraulik-Ring by SV. The prior year period included the effects of positive resolution of certain asset disposal contingencies.

Income from investments in other companies was a positive €136 million compared to a negative €42 million in the prior-year period, which included a loss of €209 million on the sale of a centrally managed investment. The current year includes Siemens' share of the loss of Infineon as well as a €133 million gain on the sale of two investments.

Income from financial assets and marketable securities was a positive €52 million compared to a positive €335 million in the first nine months of last year. Last year included a gain of €227 million on the sale of marketable securities from the centrally managed equities portfolio as well as gains of €113 million from the sale of venture capital investments at ICN, offset by €119 million in charges from write-downs of marketable securities, that suffered a material decline in value which we have determined to be other than temporary.

Interest income (expense), net of Operations, net for the first nine months was €73 million compared to net interest income of €45 million in the first nine months a year earlier.

EBIT from Operations for the first nine months of fiscal 2002 was a positive €2.298 billion, compared with a positive €1.459 billion for the first nine months of fiscal 2001, which included €790 million of charges for asset write-downs.

Other interest expense for the first nine months was €106 million, compared to other interest expense of €198 million in the first nine months of 2001, a period which included interest expense on a €3.5 billion liability relating to the acquisition of Atecs. Lower interest expense in the current period also reflects lower overall debt levels and lower interest rates.

In the first nine months of last year, Siemens recorded €490 million in goodwill amortization and purchased IPR&D expenses of Operations. IPR&D was comprised of €126 million relating to the acquisition of Acuson, Efficient and Atecs.

Gains on sales and dispositions of significant business interests include gains of €936 million resulting from the sale of 23.1 million Infineon shares during the first quarter and an additional 40 million shares in the second quarter in open market transactions. Gains on sales and disposition of significant business interests in the prior year included the gain resulting from the irrevocable transfer of 93.8 million Infineon shares into our domestic pension trust. Other special items include the write-down of inventories and assets associated with a contract cancellation in Argentina discussed in "—Net income excluding special items." (see page 7)

FINANCING AND REAL ESTATE

Sales from Financing and Real Estate increased 11% to €1.628 billion for the first nine months compared to the same period in 2001. Marketing selling and general administrative expenses decreased €25 million to €213 million. Other income (expense), net was €118 million compared to €94 million last year. Net interest income was €57 million compared to €61 million in the prior year. Income from investments in other companies increased €36 million to €42 million in first nine months of fiscal 2002, reflecting higher income from investments at SFS' Equity Division. Income before income taxes for the first nine months increased to €386 million compared to €312 million for the same period of fiscal 2001.

ELIMINATIONS, RECLASSIFICATIONS AND CORPORATE TREASURY

For a definition of items included in this component, see page 6.

SIEMENS WORLDWIDE

Orders in Germany decreased 5% to €13.571 billion from €14.305 billion in the first nine months of fiscal 2001, including the net effect of acquisitions and dispositions. Excluding this effect, orders in Germany decreased 7%. International orders decreased from €56.010 billion a year ago to €53.283 billion in the first nine months of this year, a decrease of 5%. Sales in Germany decreased 3% to €13.237 billion, while international sales rose 1% to €49.489 billion. Excluding acquisitions, dispositions, and currency effects, international sales rose 3% and sales in Germany decreased 4%. International business accounts for approximately 80% of Siemens' total volume.

Gross profit margin decreased by 0.3 percentage points to 27.8% from 28.1% in the prior year. Higher margins at PG and Med were offset by lower margins at ICN, A&D and I&S in the first nine months of fiscal 2002. The prior year period reflects charges of €790 million for asset write-downs at ICN and ICM.

Research and development expense was €4.398 billion compared to €4.947 billion a year earlier. The prior year included Research and development expenses of €845 million relating to Infineon.

Other operating income (expense), was a positive €62 million, compared to a positive €50 million last year. Prior year other operating expense includes goodwill amortization of €381 million. Beginning October 1, 2001, Siemens adopted the provisions of SFAS 142, *Goodwill and Other Intangible Assets*, and no longer amortizes goodwill.

Gains on sales and dispositions of significant business interests was €936 million and €3.459 billion for the nine months period ended June 30, 2000 and June 30, 2001, respectively, as discussed in "-Net income excluding special items" (see page 7).

The effective tax rate on income for the first nine months of fiscal 2002 was approximately 22%, which was positively impacted by the tax-free sales of Infineon shares. The effective tax rate on income for the first nine months of fiscal 2001 was approximately 23.5%. In fiscal 2001, lower income tax rates mandated by the tax reform passed in Germany in October 2000 resulted in a one-time reduction of €222 million in income tax expense resulting from the adjustment of Siemens' deferred tax balances at October 1, 2000.

LIQUIDITY AND CAPITAL RESOURCES

The following discussion adheres to our component model of reporting and includes an analysis of cash flow and related balance sheet effects in our Operations and Financing and Real Estate components.

Cash Flow

Net cash provided by the operating activities of the **Operations** component for the first nine months of fiscal 2002 totaled €4.202 billion compared to €996 million used in the same period of fiscal 2001. This development was driven by higher net income excluding special items and improved development of working capital compared to the same period of the prior year. Net income in the first nine months of fiscal 2002 includes gains of €936 million on sales of shares of Infineon. These gains are eliminated from net cash provided by operating activities and the proceeds of the sale are included in net cash provided by investing activities. The prior year included a €3.459 billion pre-tax gain resulting from the irrevocable transfer of 93.8 million Infineon shares into our domestic pension trust. The non-cash gain on the transfer is eliminated from net cash provided by operating activities. The prior year includes the elimination of gains resulting from the adjustment of deferred taxes due to the enactment of lower tax rates in Germany as well as gains on the sale of marketable securities. Net working capital (defined as current assets and current liabilities) provided €274 million in the current fiscal year compared to cash used of €1.402 billion in the first nine months of fiscal 2001. The current year period reflects significant reductions in accounts receivable and other current assets which offset decreases in accounts payable and accrued liabilities. The prior year period included significant increases in inventories, primarily at our Information and Communications businesses as well as increased accounts receivable and other current assets.

Net cash used in investing activities within Operations was €684 million, compared to net cash used of €2.855 billion in the first nine months of fiscal 2001. Additions to property, plant and equipment and purchases of investments were €606 million lower than in the same period last year. Atecs transactions partially offset each other as a cash payment of €3.7 billion to Vodafone AG was balanced by €3.1 billion received in proceeds from the disposition of Atecs businesses held-for-sale, (primarily Rexroth). Sales of Infineon shares in the first nine months of fiscal 2002 generated proceeds totaling €1.522 billion. The prior year included cash outlays related to the purchase Efficient, Acuson and an advance deposit in connection with the purchase of Atecs offset by proceeds from the sale of an interest in a domestic equity and fixed income fund.

Net cash provided by operating activities within the **Financing and Real Estate** component for the first nine months of 2002 was €589 million compared to €340 million in the same period of fiscal 2001. Higher net income and the development of current assets and current liabilities accounted for most of the difference.

Net cash used by investing activities in Financing and Real Estate was €206 million compared to net cash used of €229 million for the same period a year earlier, which included higher proceeds, net of collections from the sale of accounts receivable. During the current nine months period, collections on previously sold accounts receivable outpaced new sales by €462 million. Finance receivables, primarily related to leasing, decreased in the current nine month period, compared to a significant increase in the same period of last year.

Net cash provided by operating activities of **Siemens worldwide** totaled €4.347 billion compared to €1.494 billion for the first nine months of fiscal 2001. Net working capital used only €358 million of cash in the first nine months of fiscal 2002 compared to €1.646 billion in the first nine months of fiscal 2001.

Net cash used in investing activities of Siemens worldwide was €1.141 billion in the first nine months of fiscal 2002 compared to net cash used of €4.788 billion last year. Capital expenditures including the purchase of investments and excluding acquisitions were €2.867 billion, down €2.453 billion compared to €5.320 billion in the first nine months a year earlier, a period which included €1.960 billion in capital expenditures at Infineon.

Net cash provided by operating and investing activities of Siemens worldwide was €3.206 billion compared to net cash used of €3.294 billion a year earlier.

Net cash used by financing activities for Siemens worldwide was €1.456 million compared to net cash provided of €1.689 billion in the first nine months of fiscal 2001. The current period included the payment of dividends of €888 million and €809 million for repayment of debt. The prior year period included the proceeds received through the issuance of two bonds with a total volume of €4.0 billion, partially offset by dividends of €1.412 billion and repayments of debt amounting to €922 million.

For Siemens worldwide, cash and cash equivalents for the period increased €1.246 billion to €9.048 billion as a result of the factors noted above as well as the deconsolidation of Infineon and currency translation effects.

Capital Resources and Capital Requirements

Siemens is committed to a strong financial profile, characterized by a conservative capital structure and excellent financial flexibility.

Standard & Poor's and Moody's Investors Service rate our long-term corporate credit AA- and Aa3, respectively, both including a stable outlook. Their ratings for our short-term corporate credit and commercial paper are A-1+ and P-1, respectively. The ratings for our long- and short-term corporate credit reflect the confidence of the major debt rating agencies in our well diversified operations, our leading market position in many industries, an expectation of continued financial performance, and our continuing commitment to a strong balance sheet and broad financial flexibility.

Recently, the rating agencies have focused more specifically on an assessment of liquidity risk. Moody's most recent liquidity risk assessment for Siemens as of June 20, 2002, views the liquidity profile of the Company as "very healthy."

Capital resources at June 30, 2002 included €9.0 billion in cash and cash equivalents, and €616 million in available-for-sale marketable securities, (primarily our interest in Epcos AG). In addition, our remaining shares in Infineon with a market value (based on actual share price at June 30, 2002) of approximately €4.6 billion could be seen as an additional source of cash. In addition, Siemens has established SieFunds, a Special Purpose Entity (SPE), to securitize accounts receivable. (See a full discussion of SieFunds on page 18) Siemens continues to place a high priority on management of cash flows from operating and investing activities, including the strategic impact on cash flows of divestments and acquisitions.

Capital requirements include normal debt service, regular capital spending, and cash requirements for provisions and accruals. Approximately €1.7 billion of debt including commercial paper is scheduled to become due in the next twelve months. Planned capital spending programs have been reduced in line with more difficult market conditions. In addition, the deconsolidation of Infineon at the end of the first quarter of fiscal 2002, which had accounted for a substantial percentage of overall capital expenditures of Siemens worldwide, has resulted in considerably lower capital expenditures compared with previous periods. Our shareholders' equity at June 30, 2002 was €25.2 billion, an increase of €1.4 billion since September 30, 2001. We have authorization from our shareholders to repurchase up to 10% of our outstanding shares at any time until July 16, 2003. We have no immediate plans to exercise this authorization.

Principal Sources of Liquidity

In addition to the substantial capital resources noted above, Siemens has €4.4 billion in unused committed lines of credit, which Siemens refers to as backstop facilities. Also, our available commercial paper programs currently include U.S.$3 billion (recently increased from $1.6 billion) and €3 billion (also increased from €1.5 billion) in the U.S. domestic and euro markets, respectively. We also have a medium-term note program of €5 billion in Europe that was increased in April 2002 from €3.5 billion. Our commercial paper is typically issued with a maturity of between 20 to 50 days.

Our unused backstop facilities are available in the unlikely event that we are unable to access commercial paper or medium-term notes markets. The backstop facilities at our disposal include a U.S.$3.0 billion multi-currency revolving loan facility expiring May 2007 provided by a syndicate of international banks, an aggregate of €1 billion revolving loan facility expiring February 2004 provided by two domestic banks, and a €400 million revolving loan facility expiring in July 2006 provided by a domestic bank. The U.S $3.0 billion backstop facility was established during the third quarter of the current fiscal year and replaced a U.S.$2.0 billion facility. Each of the backstop facilities denominated in Euro contain a standard Material Adverse Change clause of the type typically included in low-risk backstop facility agreements, whereas the new backstop facility denominated in U.S. dollars does not contain such a clause.

Neither our commercial paper and medium-term note programs nor our backstop facilities have specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger remedies, such as acceleration of repayment or additional collateral support, except in the case of nonpayment of amounts when due.

In addition to these sources of liquidity, Siemens constantly monitors funding options available in the capital markets as well as trends in the availability and cost of such funding, with a view to ensuring excellent financial flexibility and limiting undue repayment risks. For example, in August 2000, the Company issued €2.5 billion in exchangeable notes and in June 2001 we issued medium-term and long-term bonds resulting in net proceeds of approximately €4 billion. Most of the proceeds were used to reduce our commercial paper funding and to refinance bonds coming due in the subsequent 18 months after the issuance of the bonds. The remainder of the proceeds resulted in an increase in liquidity levels giving more coverage for refinancing needs.

Our Financing and Real Estate businesses are also a key element in our financial management activities. SFS administers structures that allow Siemens to raise funding either by issuing asset-backed securities under our SieFunds program, or alternatively by selling portfolios of receivables directly to banks. At June 30, 2002, €404 million of accounts receivable were outstanding under both alternatives. This amount does not include Siemens' retained interests in the receivables. The Company intends at the moment to limit the amount of outstanding accounts receivable under both alternatives to about €1 billion. The average outstanding balance during the last nine months was approximately €700 million. Although asset securitization is not a primary source of funding for Siemens, we have provided a full discussion of the structure of these arrangements on page 18.

Contractual Obligations and Commercial Commitments

In the ordinary course of business, Siemens' primary contractual obligations regarding cash involve debt service as well as operating lease commitments. Other commercial commitments, including primarily guarantees of credit of third parties, are contingent upon the occurrence of specific events. Commercial commitments also include guarantees involving customer financing arrangements and our SieFunds program (see below). Following is a detailed discussion of these contractual obligations and commercial commitments.

The following table summarizes contractual obligations for future cash outflows as of June 30, 2002:

	Payments due by period *(€ in millions)*				
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Debt	11,460	1,743	438	6,142	3,137
Operating leases	2,522	383	742	511	886
Total contractual cash obligations	13,982	2,126	1,180	6,653	4,023

Debt—At June 30, 2002, Siemens worldwide had €11,460 billion of short- and long-term debt, of which €1,743 billion becomes due within the next 12 months. Included in the total short-term debt is €315 million of short-term commercial paper. The remainder is represented by bonds and other loans from banks becoming due within the next 12 months. The weighted average maturity of our long-term capital market bonds and notes due after one year was 5.1 years. At September 30, 2001, total debt was €12.610 billion

Siemens raises funds in the capital markets for the entire company, including the Financing and Real Estate component, solely through its Corporate Treasury. Corporate Treasury then lends funds to the Operations and

Financing and Real Estate components as intracompany financing. Under this approach, €8.382 billion of total company debt is directly attributable to the Financing and Real Estate component and the remainder to Operations at June 30, 2002. This reflects the typically higher degree of leverage in the financial services industry. Both Moody's and Standard and Poor's accept and recognize higher levels of debt attributable to captive finance subsidiaries in their determination of individual long-term and short-term ratings of the Company. At September 30, 2001, €8.877 billion was attributable to the Financing and Real Estate component out of total company debt of €12.610 billion. As of June 30, 2002 and September 30, 2001, the Financing and Real Estate component additionally held €483 million and €539 million in short-term and long-term debt from external sources.

Our notes and bonds contain no specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger a requirement for early payment or additional collateral support, except in the case of nonpayment of interest or principal.

As of June 30, 2002 the Financing and Real Estate component's debt to equity ratio was approximately 5:1, appropriate to the leveraged nature of this business.

The components of debt for Siemens worldwide at June 30, 2002 were as follows:

(€ in millions)	Short-Term	Long-Term
Notes and bonds	298	8,926
Loans from banks	892	180
Other financial indebtedness	437	429
Obligations under capital leases	116	182
Subtotal	1,743	9,717
Total debt		11,460

Operating leases—At June 30, 2002, the Company had a total of €2.522 billion in future payment obligations under noncancellable operating leases with an original term in excess of one year.

The following table summarizes contingent commercial commitments as of June 30, 2002:

	Amount of commitment expiration per period *(€ in millions)*				
Other commercial commitments	Total amounts committed	Less than 1 year	1-3 years	4-5 years	After 5 years
Lines of credit	427	427	—	—	—
Guarantees	3,585	2,742	232	57	554
Other commercial commitments	1,567	64	1,202	20	281
Total commercial commitments	5,579	3,233	1,434	77	835

Lines of Credit—As a June 30, 2002, Siemens provided a liquidity line of €427 million in connection with asset securitization through SieFunds. In addition, SieFunds has made arrangements for liquidity lines from third parties independent of Siemens.

Guarantees—Guarantees are principally represented by performance bonds, guarantees of advances received related to long-term contracts and those issued in connection with long-term vendor financing arrangements (see also Customer Financing below, page 20). The €3.585 billion total in the table above includes €472 million in customer financing guarantees and €170 million in guarantees related to our SieFunds program. In the event that it is probable that Siemens will be required to satisfy these guarantees, provisions are established. Most of the guarantees have fixed or scheduled expiration dates, and in actual practice such guarantees are rarely drawn. Guarantees also include an amount of €0.7 billion related to the sale of our defense electronics business in 1998 recently reduced from €1.5 billion. We expect the remainder of this guarantee to be returned and cancelled in the next three months.

Other commercial commitments—The Company has commitments related to vendor financing arrangements represented by approved but unutilized loans and guarantees of approximately €1.049 billion at June 30, 2002. (See Customer Financing, page 20.) Siemens also has commitments to make capital contributions of €110 million through Siemens Project Ventures, (SPV) in connection with investments whose primary goal is the development of infrastructure projects. At June 30, 2002, Siemens had a small portfolio of nine infrastructure projects, seven in the power business and two in the telecommunications business. The largest such commitment relates to a power generation project in Indonesia, Jawa Power. In connection with such projects, Siemens purchases insurance that covers certain specific project risks, especially political risks. At June 30, 2002, the net equity investment in these projects totaled approximately €270 million. Other than capital contributions, Siemens has no other commercial commitments related to these projects.

The Company also has commitments to make capital contributions totaling €290 million to certain project companies and to venture capital investments. Other commercial commitments also include €118 million in discounted bills of exchange.

Provisions—In the ordinary course of business Siemens establishes various types of provisions. Projected cash requirements related to provisions for contract losses over the next twelve months total approximately €1.0 billion. (For a discussion of potential contract losses, see the fiscal 2001 Form 20-F, page 98).

Off balance sheet arrangement

Although not a principal source of liquidity for Siemens, asset securitization, together with limited direct sales of receivables to banks, are a supplemental enhancement to our financing strategy and demonstrate an aspect of our flexible funding approach. SFS has currently limited the maximum amount of outstanding accounts receivable that it administers under both alternatives to about €1 billion.

Asset securitization involves the repackaging of accounts receivable into securities that are sold in the commercial paper market. This requires the separation of the credit risk of the accounts receivable from the credit risk of the originator (i.e., Siemens) through the sale of the accounts receivable to a non-consolidated special purpose entity. To fund the purchase price payable to the originator, the special purpose entity issues commercial paper. The commercial paper is secured by and repaid with the future cash flows generated by the accounts receivable. To increase investor confidence in the securitization the originator (seller) of the accounts receivable generally retains a subordinated interest in the receivables equivalent to estimates of potential loss exposure. Such subordinated interests also enhance the credit rating of the commercial paper issued. For accounts receivable originated by Siemens, this interest amounts to 6-8% of the receivables sold, or approximately €38 million at June 30, 2002. Retained interests are collected by Siemens after the underlying receivables are settled.

Additionally, Siemens provides a transaction-specific letter of credit to SieFunds for possible losses exceeding the amount of the retained interests in receivables originated by Siemens and third parties. Furthermore, Siemens also provides a program-wide letter of credit which covers additional contingent liabilities. At June 30, 2002, these letters of credit amounted to €170 million, approximately 17% of the total receivables held by SieFunds. We believe the likelihood is remote that these letters of credit would be accessed. Both letters of credit are included in the total amount of guarantees noted on page 17 above.

Finally, Siemens provides liquidity lines to SieFunds. In the unlikely event that SieFunds could not obtain refinancing in the commercial paper market, Siemens has agreed to lend SieFunds an amount covering this liquidity risk exceeding the amount of the transaction-specific letter of credit noted above and liquidity support provided by third parties. These liquidity lines amounted to €427 million at June 30, 2002. We believe, however, based on historical experience that the likelihood that SieFunds would draw down these liquidity lines is remote.

The SieFunds structure includes two types of special purpose entities. The first entity purchases the accounts receivable and meets the accounting criteria for a qualifying special purpose entity (QSPE). A qualifying entity's activities must be restricted to passive investment in financial assets and issuance of beneficial interests in those assets. The second SieFunds entity is a multi-seller commercial paper conduit which purchases beneficial interests in the accounts receivable of the QSPE and finances these purchases by issuing commercial paper. This second entity is not a QSPE. SFS is the administrator of both the commercial paper conduit and the QSPE. Under current U.S. GAAP, neither of these special purpose entities are consolidated in Siemens' financial statements. Proposals currently under consideration by the Financial Accounting Standards Board (FASB) would change the criteria for consolidation of such entities by their administrator and/or the transferor of the receivables. As Siemens currently assumes both of these roles for SieFunds, such changes if adopted by the FASB, would require Siemens to consolidate SieFunds in its current structure in the future.

At June 30, 2002, SieFunds held accounts receivable originated by Siemens of €441 million. The commercial paper issued by SieFunds have always received the highest available ratings from Standard & Poor's and Moody's of A-1+ and P-1, respectively.

Pension plan funding

Pension benefits provided by Siemens are currently organized primarily through defined benefit pension plans which cover virtually all of our domestic employees and the majority of our foreign employees. The domestic (German) pension plans as well as the most significant foreign plans are funded with assets in external pension trusts that have been segregated and restricted in order to fund Siemens' obligations under the defined benefit plans.

At June 30, 2002, the overall funding status shows underfunding of €5.1 billion, as the estimated projected benefit obligation (PBO) of €18.7 billion exceeded the fair value of plan assets which total €13.6 billion. This represents a further deterioration in funding status compared to September 30, 2001, and is due primarily to the decrease in the fair value of plan assets from €14.8 billion to €13.6 billion (therein domestic pension trust from €9.5 billion to €9.3 billion) as a result mainly of the negative performance of international equities markets in the third quarter of fiscal 2002 which offset the positive development earlier in fiscal 2002.

As of September 30, 2001, the accumulated benefit obligation (ABO) for some of our defined benefit pension plans (particularly for the domestic pension plans) exceeded the fair value of plan assets. The ABO represents the present value of the future obligation without consideration of future salary increases. This amount was €12.4 billion (therein €12.2 billion for the domestic pension plans) as of September 30, 2001. Also at year end, the fair value of the related plan assets was €9.7 billion (€9.5 billion for the domestic pension trust). This resulted in an underfunding of the ABO in the amount of €2.7 billion. Taking into account a previously recorded prepaid pension asset of €3.8 billion, originating at the time of the transfer of Infineon shares to the domestic pension trust in the previous fiscal year, this underfunding led to the recognition of an additional minimum liability adjustment of €4.0 billion, net of tax, directly against other comprehensive income within shareholder's equity.

Pension plan assets of the domestic pension trust are primarily invested in international equity and fixed income security funds, a real estate fund, and in 91.3 million shares or 13.2% of Infineon Technologies AG.

We did not contribute to the domestic pension trust during the nine month period ended June 30, 2002. Future funding decisions for the domestic pension trust will be made giving due consideration to developments affecting plan assets and pension liabilities. Our strong liquidity position provides us with ample resources to effect additional funding as we deem appropriate. Our funding policy for most of the foreign pension plans is to contribute the minimum amount required by applicable law plus such additional amounts as we may determine to be appropriate.

For the nine months ended June 30, 2002, net periodic pension cost was €305 million (including €141 million for the domestic pension plans) compared to a net periodic pension income of €38 million in the comparable period of the prior fiscal year. The increase in net periodic pension cost is mainly attributable to the domestic pension plans. As of September 30, 2001, unrecognized losses of the domestic pension plans exceeded the 10% corridor limitation, which resulted in an amortization of such losses into expense of €158 million for the first nine months of the current fiscal year. Additionally, we adjusted the expected return on plan assets actuarial assumption for the domestic pension trust from 9.5% in 2001 to 8.25% in 2002 in order to reflect an expected decline in future investment performance.

Due to recent further declines in market valuation levels, and absent any additional funding of the plans, we now expect our annual net periodic pension expense to increase further by approximately €400 million in fiscal 2003. This estimate considers assumptions of average market values of plan assets over the four quarters of fiscal 2002. The Company uses the average of historical market values of plans assets over the four preceding fiscal quarters in the determination of plan asset fair values at the fiscal year-end. A 1% change in the expected return on plan assets assumption would result in an increase/decrease of this amount by €100 million assuming a constant net asset value of plan assets based on levels at June 30, 2002. Evidence of significant changes in investment performance or change in the portfolio mix of invested assets can indicate a necessity to change the assumption of expected return on plan assets. Changes in other pension plan assumptions such as the discount rate can also materially impact net periodic pension expense.

CUSTOMER FINANCING

The following table presents our customer financing commitments at June 30, 2002 and September 30, 2001:

	Total loans and guarantees		Thereof			
			Loans		Guarantees	
(in € billion)	June 30, 2002	September 30, 2001	June 30, 2002	September 30, 2001	June 30, 2002	September 30, 2001
Approved commitments	2.6	2.5	2.0	1.6	0.6	0.9
Utilized	*1.6*	*1.7*	*1.1*	*1.0*	*0.5*	*0.7*
not utilized	*1.0*	*0.8*	*0.9*	*0.6*	*0.1*	*0.2*
Commitments under negotiation..	0.2	0.8	0.2	0.8	—	—
Total	2.8	3.3	2.2	2.4	0.6	0.9

Siemens' strong financial profile enables the Company to selectively assist customers in arranging financing from various third party sources, including export credit agencies. Market demand and industry practices, particularly in the telecommunication equipment area, require Siemens increasingly to assist customers in this regard, in order to be awarded supply contracts. The Company also provides direct vendor financing and grants guarantees to banks in support of loans to Siemens customers. Siemens may enter into a combination of the above arrangements. Siemens evaluates such financing requirements on a very selective basis and has forgone and will continue to forgo new business contracts if the financing risks are not justifiable.

According to our credit approval process, the Corporate Executive Committee of the Managing Board must approve all customer financing projects of the Operations groups that exceed €25 million for customers with an investment-grade financing risk and €12.5 million for customers with a non-investment financing risk. In reviewing requests for such financings, which generally carry a substantially higher risk element than is incurred in the ordinary course of our business, we take into account various business aspects as well as financial risk factors. The financial risk factors are analyzed under a comprehensive standard risk assessment model comparable to those used by international banks. Such models are primarily driven by the rating of the customer. Absent a rating, we internally assess the credit-worthiness of the customer and the feasibility of the particular project, provided the cash flow of the project will be the primary source for the debt service. Independent of the Operations groups, SFS conducts this risk assessment in support of the decision-making role of the Corporate Executive Committee. The Operations groups retain overall business responsibility for such financing arrangements, which impact their net capital employed asset base.

Currently approved and contractually committed financing totals approximately €2.6 billion relating primarily to projects at ICN and ICM. The comparable amount as of September 30, 2001 was approximately €2.5 billion. For comparison, current net accounts receivable were €15.1 billion and €17.7 billion and net current and noncurrent loans and other accounts receivable were €5.4 billion and €6.0 billion at June 30, 2002 and September 30, 2001, respectively. Of the total €2.6 billion approved and contractually committed financing, €1.6 billion has been utilized either by providing supplier credits (approximately €1.1 billion) or in the form of guarantees extended by Siemens to banks in support of their loans to Siemens' customers (approximately €472 million). The largest exposures before taking provisions into account are financings to Telecom Asia Corp. Public Company Ltd., Thailand (€271 million), which was rescheduled in 1999, and Is Tim, Turkey GSM (€131 million). Exposure related to a financing to Orascom, Telecel Group in various African countries (€145 million), is expected to be partly covered by the Belgian governmental export credit agency.

Also included in the €2.6 billion total is approximately €1.049 billion which has been approved for customer financing but has not yet been utilized. The amount at September 30, 2001 was approximately €800 million. Included in the current period total are commitments to provide financing for three UMTS wireless network projects including a new financing for H3G S.p.A. Italy (€320 million), and two projects along with NEC Corp., Japan; Retevisión Móviles S.A., Spain, (Amena) (€152 million), and Hutchison 3G Limited, Great Britain (approximately €135 million). Also included is a commitment related to Cell C South Africa (€115 million) and BTS Tanayong, Thailand (€135).

Additionally, approximately €202 million of customer financing projects are approved in principle but are still under negotiation. As of September 30, 2001 commitments under negotiation totaled €818 million.

Revenue and income for projects financed directly or indirectly by Siemens are recognized if the credit quality as evidenced by the customer's rating or by the credit analysis performed by SFS (in support of the Executive Committee) meets certain parameters. Such parameters are equivalent to a minimum of single B rating category as awarded by rating agencies or based upon the ability to sell the financing without recourse to

Siemens in the financial markets. Provisions are also established considering the specific credit risks of certain countries. Additionally, provisions are established on an individual basis taking into account the creditworthiness of the customer and the characteristics of the project being financed. The provision levels are regularly reviewed. As a result of such review activity, we believe we have established appropriate provisions for the above financings.

MARKET RISKS

Siemens has marketable equity securities which are held for purposes other than trading. The market value of these investments on June 30, 2002 was €366 million, with our 12.5% interest in Epcos AG representing a large share. An adverse move in equity prices of 20% would reduce the value of these investments by €73 million. The decrease in investments in publicly traded companies compared to the €480 million level on September 30, 2001 is principally due to an decrease in the market value of our investment in Epcos AG.

A simultaneous, parallel foreign exchange rate shift in which all currencies weaken against the euro by 10%, would lead to a financial market risk of negative €68 million on June 30, 2002, and negative €107 million on September 30, 2001, excluding the impact of Infineon.

Fair value interest risk, defined as a parallel shift of 100 basis points of the interest rate yield curves across all currencies, was negative €68 million on June 30, 2002, down from negative €222 million on September 30, 2001, excluding the impact of Infineon. This decrease is primarily due to further swaps of fixed versus floating-interest rates.

The Company uses these interest rate swap contracts primarily to reduce the risks related to the effects of changes in interest rates on most of its fixed-rate notes and bonds. For hedging strategies that meet the criteria of SFAS 133, the results of the interest rate swap contracts are offset by counter-movements of the underlyings. The notional amount of indebtedness hedged as of June 30, 2002 and September 30, 2001 was €6.132 billion and €5.212 billion respectively. This resulted in 67% and 53% of the Company's underlying notes and bonds being subject to variable interest rates as of June 30, 2002 and September 30, 2001, respectively. The net fair value of interest rate swap contracts used to hedge indebtedness against fixed rate movements as of June 30, 2002 and September 30, 2001 was positive €52 million and positive €103 million, respectively.

In total, the Company's derivative financial instruments had a net fair value of positive €894 million as of June 30, 2002 (September 2001: positive €263 million) and were recorded on the consolidated balance sheet as other current assets of €1.137 billion (September 2001: €463 million) and other current liabilities of €243 million (September 2001: €200 million).

Further discussion of market risk is provided in our Annual Report on Form 20-F for fiscal 2001.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements requires management estimates and assumptions that affect reported amounts and related disclosures. All estimates and assumptions are made to the best of management's knowledge and belief in order to provide a true and fair accounting of our operations. The following of our accounting policies are significantly impacted by such management judgment and estimates.

Revenue recognition on long-term contracts—Our ICN, ICM, SBS, I&S, PG, PTD and TS groups conduct a significant portion of their business under long-term contracts with customers. We generally account for these long-term construction projects and long-term service contracts using the percentage-of-completion method, recognizing revenue as performance on a contract progresses. This method places considerable importance on accurate estimates of the extent of progress towards completion. Depending on the methodology to determine contract progress, the significant estimates include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. The management of the Operating groups continually review all estimates involved in such long-term contracts and adjusts them as necessary. We also use the percentage-of-completion method for projects financed directly or indirectly by Siemens. In order to qualify for such accounting, the credit quality of the customer needs to meet certain minimum parameters as evidenced by the customer's credit rating or by a credit analysis performed by SFS. SFS performs such reviews as a support function of the Executive Committee. At a minimum, a customer's credit rating must be a single B from the rating agencies, or an equivalent SFS-determined rating. In cases where the credit quality does not meet such parameters, we recognize revenue for long-term contracts and financed projects only to the extent cash is irrevocably received, to the extent of contract completion.

Accounts Receivable—The allowance for doubtful accounts involves significant management judgment and review of individual receivables and analysis of historical bad debts, individual customer creditworthiness and current economic trends. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally determined based on external rating agencies. As of June 30, 2002 and September 30, 2001, Siemens recorded a total valuation allowance for these receivables of €1.659 billion and €1.785 billion, respectively. Additionally, Siemens selectively assists customers, particularly in the telecommunication equipment area, through arranging financing from various third-party sources, including export credit agencies in order to be awarded supply contracts. In addition, the Company provides direct vendor financing and grants guarantees to banks in support of loans to Siemens customers when necessary and deemed appropriate. Due to the previous high levels of capital spending and associated debt at most major telecommunications operators, however, requests for such financing have significantly decreased. The related credit approval process is described in detail under our discussion of Customer Financing on page 20.

Goodwill—SFAS 142 requires that goodwill be tested for impairment annually using a two-step approach at the division level. In the first step, the fair value of the division is compared to its book value. In order to determine the fair value of the division, significant management judgment is applied in order to estimate the underlying discounted future free cash flows. In the case that the fair value of the division is less than its book value, a second step is performed which compares the fair value of the division's goodwill to the book value of its goodwill. The fair value of goodwill is determined based upon the difference between the fair value of the division and the net of the fair values of the identifiable assets and liabilities of the division. If the fair value of goodwill is less than the book value, the difference is recorded as an impairment.

Pension Accounting— Our pension benefit costs and credits are developed in accordance with actuarial valuations, which rely on key assumptions including discount rates and expected return on plan assets. Asset values for our domestic pension trust are determined using the average of the historical market values of plan assets over the four quarters of the preceding fiscal year. For all other pension plans, asset values are based upon the fair value of plan assets at the measurement date. Due to the underfunded status of the pension plan, the additional minimum liability net of deferred tax assets is recorded in other comprehensive income. Our post retirement benefit costs and credits are developed in accordance with actuarial valuations, which rely on key assumptions including discount rates, and increase or decrease on health care trend rates. These key assumptions for our pension and post retirement benefit costs and credits are based in part on current market conditions and our estimates of changes in interest rates. Pension and related postretirement benefit costs or credits could change due to variations in these underlying key assumptions. For a discussion of our current funding status and the impact of these critical assumptions, see *Pension plan funding*, page 18.

Accruals— Significant estimates are involved in the determination of provisions related to contract losses and warranty costs. A significant portion of the business of certain of our Operating groups is performed pursuant to long-term, fixed-priced contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis. Siemens records an accrual for contract losses when current estimates of total contract costs exceeds contract revenue. Such estimates are subject to change based on new information as projects progress toward completion. Loss contracts are identified by monitoring the progress of the project and updating the estimate of total contract costs which also requires significant judgment relating to achieving certain performance standards, particularly in our Power business, and estimates involving warranty costs.

OUTLOOK & SUBSEQUENT EVENTS

The fourth quarter will be affected by a number of factors, including a gain from the merger of Siemens' Unisphere Networks subsidiary into Juniper Networks, Inc. which closed on July 1, 2002. Anticipated restructuring activities are expected to hold net income below third-quarter levels. The Unisphere merger will generate proceeds of US$375 million in cash and Siemens will receive 36.5 million shares in Juniper Networks, equivalent to less than 10% of Juniper Networks' outstanding shares. Siemens continues to work through each point of its 'Operation 2003' action plan, pursuing previously announced medium-term earnings targets despite a challenging fourth quarter and extremely difficult market conditions. The Company also remains committed to maintaining its solid financial profile.

Subsequent to the close of the third quarter on June 30, 2002, certain events took place that may have an affect on Siemens' financial or operating position. These events include the following:

- As noted above, Siemens merged its Unisphere Networks subsidiary into Juniper Networks, Inc. on July 1, 2002 for proceeds of US$375 million in cash and 36.5 million shares of Juniper Networks, equivalent to less than 10% of Juniper Networks' outstanding shares.

- On July 26, 2002 Siemens announced the sale of a portfolio of businesses to Kohlberg Kravis Roberts & Co. L.P. (KKR) According to the terms of the agreement, the divested business activities will be owned by a new holding company, called Demag Holding s.a.r.l. (Luxembourg), in which KKR will have an 81% and Siemens a 19% stake. The gross sales price totals €1.69 billion.

This Interim Report contains forward-looking statements based on beliefs of Siemens' management. We *use the words "anticipate", "believe", "estimate", "expect", "intend", "should" "plan" and "project" to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. Please refer to the discussion of Siemens' risk factors in our Form 20-F. Siemens does not intend or assume any obligation to update these forward-looking statements. It is our policy to disclose material information on an open, nonselective basis.*

Exhibit No. 2

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended June 30, 2002 and 2001
(in millions of €, per share amounts in €)

	Siemens worldwide		Eliminations, reclassifications and Corporate Treasury		Operations		Infineon(3)	Financing and Real Estate	
	2002	2001	2002	2001	2002	2001	2001	2002	2001
Net sales	20,482	21,360	(377)	(777)	20,308	20,331	1,277	551	529
Cost of sales	(14,669)	(16,395)	377	497	(14,629)	(15,229)	(1,285)	(417)	(378)
Gross profit on sales	5,813	4,965	—	(280)	5,679	5,102	(8)	134	151
Research and development expenses	(1,425)	(1,822)	—	(100)	(1,425)	(1,404)	(318)	—	—
Marketing, selling and general administrative expenses	(3,610)	(4,370)	—	(3)	(3,524)	(4,057)	(212)	(86)	(98)
Other operating income (expense), net	58	(232)	(22)	(170)	43	(62)	(23)	37	23
Income from investments in other companies, net	87	8	—	(7)	48	57	(22)	39	(20)
Income from financial assets and marketable securities, net	22	(117)	(21)	(6)	47	(95)	(15)	(4)	(1)
Interest income (expense) of Operations, net	24	(20)	—	—	24	(20)	—	—	—
EBIT(1) from Operations/EBIT Infineon	—	—	—	—	892	(479)	(598)	—	—
Other interest (expense) income, net	49	(21)	47	61	(14)	(85)	(17)	16	20
Goodwill amortization and purchased in-process R&D expenses of Operations	—	—	—	257	—	(257)	—	—	—
Gains on sales and dispositions of significant business interests(2)	—	3,459	—	—	—	3,459	—	—	—
Other special items	—	—	—	292	—	(292)	—	—	—
Income (loss) before income taxes	1,018	1,850	4	44	878	2,346	(615)	136	75
Income taxes	(258)	(355)	3	(11)	(228)	(571)	244	(33)	(17)
Minority interest	(35)	113	—	—	(35)	113	—	—	—
Net income (loss)	725	1,608	7	33	615	1,888	(371)	103	58
Basic earnings per share	0.81	1.81							
Diluted earnings per share	0.81	1.81							

(1) EBIT is measured as earnings before financing interest, income taxes, amortization of goodwill and purchased in-process R&D expenses and certain one-time items. Siemens has adopted the provisions of SFAS 142 as of October 1, 2001. Accordingly, goodwill is no longer amortized and only prior year amortization is shown. Interest income related to receivables from customers, cash allocated to the segments and interest expense on payables to suppliers are part of EBIT. EBIT differs from income before income taxes and should not be considered to be the same. Other companies that use EBIT may calculate it differently, and their figures may not be comparable to ours.

(2) Includes special items.

(3) As of December 5, 2001, Siemens deconsolidated Infineon. As of this date, the share in earnings from Infineon is included in "Income from investments in other companies, net" in Operations.

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the nine months ended June 30, 2002 and 2001
(in millions of €, per share amounts in €)

	Siemens worldwide		Eliminations, reclassifications and Corporate Treasury		Operations		Infineon(4)	Financing and Real Estate	
	2002	2001	2002	2001	2002	2001	2001	2002	2001
Net sales	62,726	62,460	(680)	(2,331)	61,778	58,740	4,586	1,628	1,465
Cost of sales	(45,280)	(44,897)	604	2,066	(44,651)	(42,409)	(3,477)	(1,233)	(1,077)
Gross profit on sales	17,446	17,563	(76)	(265)	17,127	16,331	1,109	395	388
Research and development expenses	(4,398)	(4,947)	(168)	(162)	(4,230)	(3,940)	(845)	—	—
Marketing, selling and general administrative expenses	(11,177)	(12,283)	(88)	(4)	(10,876)	(11,430)	(611)	(213)	(238)
Other operating income (expense), net	62	50	(72)	(383)	16	160	179	118	94
Income from investments in other companies, net	162	(3)	(16)	(4)	136	(42)	37	42	6
Income from financial assets and marketable securities, net	68	251	29	(74)	52	335	(11)	(13)	1
Interest income (expense) of Operations, net	73	45	—	—	73	45	—	—	—
EBIT(1) from Operations/EBIT Infineon	—	—	—	—	2,298	1,459	(142)	—	—
Other interest (expense) income, net	73	63	122	201	(106)	(198)	(1)	57	61
Goodwill amortization and purchased in-process R&D expenses of Operations	—	—	—	490	—	(490)	—	—	—
Gains on sales and dispositions of significant business interests(2)	936	3,459	—	—	936	3,459	—	—	—
Other special items	—	—	—	292	—	(292)	—	—	—
Income (loss) before income taxes	3,245	4,198	(269)	91	3,128	3,938	(143)	386	312
Income taxes(3)	(708)	(988)	59	(22)	(683)	(965)	75	(84)	(76)
Minority interest	7	(24)	2	—	5	(24)	—	—	—
Net income (loss)	2,544	3,186	(208)	69	2,450	2,949	(68)	302	236
Basic earnings per share	2.86	3.60							
Diluted earnings per share	2.86	3.60							

(1) EBIT is measured as earnings before financing interest, income taxes, amortization of goodwill and purchased in-process R&D expenses and certain one-time items. Siemens has adopted the provisions of SFAS 142 as of October 1, 2001. Accordingly, goodwill is no longer amortized and only prior year amortization is shown. Interest income related to receivables from customers, cash allocated to the segments and interest expense on payables to suppliers are part of EBIT. EBIT differs from income before income taxes and should not be considered to be the same. Other companies that use EBIT may calculate it differently, and their figures may not be comparable to ours.

(2) Includes special items.

(3) The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes. The corresponding figures for fiscal year 2001 are calculated based on the consolidated effective corporate tax rate excluding Infineon.

(4) As of December 5, 2001, Siemens deconsolidated Infineon. The results of operations from Infineon for the first two months of the fiscal year 2002 are included in Eliminations, reclassifications and Corporate Treasury. As of December 5, 2001, the share in earnings from Infineon is included in "Income from investments in other companies, net" in Operations.

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED BALANCE SHEETS (unaudited)
As of June 30, 2002 and September 30, 2001
(in millions of €)

	Siemens worldwide		Eliminations, reclassifications and Corporate Treasury		Operations		Infineon	Financing and Real Estate	
	6/30/02	9/30/01	6/30/02	9/30/01	6/30/02	9/30/01	9/30/01	6/30/02	9/30/01
ASSETS									
Current assets									
Cash and cash equivalents	9,048	7,802	7,974	6,103	1,034	907	757	40	35
Marketable securities	616	791	31	36	527	638	93	58	24
Accounts receivable, net	15,123	17,734	(36)	1,469	11,870	12,133	719	3,289	3,413
Intracompany receivables	—	—	(12,533)	(10,706)	12,457	10,060	208	76	438
Inventories, net	12,176	13,406	(11)	(74)	12,111	12,485	882	76	113
Deferred income taxes	969	1,113	(177)	—	970	971	39	176	103
Other current assets	7,438	10,167	292	64	6,190	9,145	178	956	780
Total current assets	45,370	51,013	(4,460)	(3,108)	45,159	46,339	2,876	4,671	4,906
Long-term investments	5,171	3,314	2	6	4,858	2,348	655	311	305
Intangible assets, net	9,163	9,771	13	(1)	9,038	9,223	437	112	112
Property, plant and equipment, net	11,908	17,803	2	2	7,734	8,547	5,233	4,172	4,021
Deferred income taxes	2,843	3,684	774	—	2,025	3,071	412	44	201
Other assets	4,312	4,533	87	(56)	1,174	1,240	130	3,051	3,219
Other intracompany receivables	—	—	(954)	(152)	954	149	—	—	3
Total assets	78,767	90,118	(4,536)	(3,309)	70,942	70,917	9,743	12,361	12,767
LIABILITIES AND SHAREHOLDERS' EQUITY									
Current liabilities									
Short-term debt and current maturities of long-term debt	1,743	2,637	637	1,499	935	878	119	171	141
Accounts payable	8,379	10,798	(16)	180	8,151	9,330	1,050	244	238
Intracompany liabilities	—	—	(7,896)	(7,068)	1,831	1,215	239	6,065	5,614
Accrued liabilities	10,170	10,864	91	148	9,895	10,126	426	184	164
Deferred income taxes	623	754	(120)	1	647	631	19	96	103
Other current liabilities	14,383	19,471	(1,157)	(487)	14,958	18,988	351	582	619
Total current liabilities	35,298	44,524	(8,461)	(5,727)	36,417	41,168	2,204	7,342	6,879
Long-term debt	9,717	9,973	6,460	6,205	2,945	3,121	249	312	398
Pension plans and similar commitments	4,662	4,721	—	45	4,637	4,653	—	25	23
Deferred income taxes	114	111	(241)	—	69	43	53	286	15
Other accruals and provisions	3,256	2,957	24	(414)	3,003	2,653	319	229	399
Other intracompany liabilities	—	—	(2,318)	(3,418)	1	155	—	2,317	3,263
	53,047	62,286	(4,536)	(3,309)	47,072	51,793	2,825	10,511	10,977
Minority interests	532	4,020	—	—	532	4,002	18	—	—
Shareholders' equity									
Common stock, no par value. Authorized: 1,145,914,560 and 1,145,773,579 shares, respectively Issued: 890,371,226 and 888,230,245 shares, respectively	2,671	2,665							
Additional paid-in capital	5,053	4,901							
Retained earnings	21,418	19,762							
Accumulated other comprehensive income	(3,950)	(3,516)							
Treasury stock, at cost. 50,052 and 1,116 shares, respectively	(4)	—							
Total shareholders' equity	25,188	23,812	—	—	23,338	15,122	6,900	1,850	1,790
Total liabilities and shareholders' equity	78,767	90,118	(4,536)	(3,309)	70,942	70,917	9,743	12,361	12,767

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the nine months ended June 30, 2002 and 2001
(in millions of €)

	Siemens worldwide 2002	Siemens worldwide 2001	Eliminations, reclassifications and Corporate Treasury 2002	Eliminations, reclassifications and Corporate Treasury 2001	Operations 2002	Operations 2001	Infineon 2001	Financing and Real Estate 2002	Financing and Real Estate 2001
Cash flows from operating activities									
Net income	2,544	3,186	(208)	69	2,450	2,949	(68)	302	236
Adjustments to reconcile net income to cash provided									
Minority interest	(7)	24	(2)	—	(5)	24	—	—	—
Depreciation and amortization	2,682	3,557	209	—	2,140	2,436	793	333	328
Deferred taxes	(204)	494	(187)	11	7	573	(128)	(24)	38
Gains on sales and disposals of property, plant and equipment, net	(170)	(99)	—	—	(101)	(29)	8	(69)	(78)
(Gains) losses on sales and disposals of investments, net	(148)	(72)	7	—	(155)	130	(202)	—	—
Gains on sales and dispositions of significant business interests	(936)	(3,459)	—	—	(936)	(3,459)	—	—	—
Losses (gains) on sales of marketable securities, net	(10)	(294)	(2)	—	(11)	(290)	—	3	(4)
(Income) loss from equity investees, net of dividends received	90	(19)	17	—	105	17	(36)	(32)	—
Write-off of acquired in-process research and development	—	139	—	—	—	126	13	—	—
Change in current assets and liabilities									
(Increase) decrease in inventories, net	16	(2,140)	86	1	(108)	(1,900)	(255)	38	14
(Increase) decrease in accounts receivable, net	1,966	1,170	555	(9)	1,371	434	567	40	178
Increase (decrease) in outstanding balance of receivables sold	(462)	683	(462)	683	—	—	—	—	—
(Increase) decrease in other current assets	(80)	(2,329)	(711)	(344)	656	(1,350)	(248)	(25)	(387)
Increase (decrease) in accounts payable	(1,309)	(772)	(249)	(43)	(1,062)	(737)	(53)	2	61
Increase (decrease) in accrued liabilities	(47)	(179)	43	18	(80)	88	(319)	(10)	34
Increase (decrease) in other current liabilities	(442)	1,921	18	50	(503)	2,063	32	43	(224)
Change in other assets and liabilities	864	(317)	442	(393)	434	(79)	11	(12)	144
Net cash provided by (used in) operating activities	4,347	1,494	(444)	43	4,202	996	115	589	340
Cash flows from investing activities									
Additions to intangible assets and property, plant and equipment	(2,606)	(4,761)	(149)	—	(2,089)	(2,575)	(1,767)	(368)	(419)
Acquisitions, net of cash acquired	(3,710)	(3,669)	—	—	(3,710)	(3,669)	—	—	—
Purchases of investments	(261)	(559)	(65)	—	(191)	(311)	(193)	(5)	(55)
Purchases of marketable securities	(88)	(200)	(36)	(11)	(11)	(139)	(45)	(41)	(5)
Increase in receivables from financing activities	(43)	(335)	(506)	302	—	—	—	463	(637)
Increase (decrease) in outstanding balance of receivables sold	—	—	462	(683)	—	—	—	(462)	683
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	859	3,772	—	—	656	3,310	267	203	195
Proceeds from sales of assets held-for-sale	3,080	—	—	—	3,080	—	—	—	—
Proceeds from sales and dispositions of significant business interests	1,522	—	—	—	1,522	—	—	—	—
Proceeds from sales of marketable securities	106	964	43	—	59	529	426	4	9
Net cash (used in) provided by investing activities	(1,141)	(4,788)	(251)	(392)	(684)	(2,855)	(1,312)	(206)	(229)
Cash flows from financing activities									
Proceeds from issuance of capital stock	156	513	—	(19)	156	513	19	—	—
Purchase of common stock of Company	(152)	(513)	—	—	(152)	(513)	—	—	—
Proceeds from issuance of treasury shares	81	233	—	—	81	233	—	—	—
Proceeds from issuance of debt	256	4,141	256	4,141	—	—	—	—	—
Repayment of debt	(809)	(922)	(809)	(922)	—	—	—	—	—
Change in short-term debt	(3)	(50)	85	851	(53)	(2,219)	1,285	(35)	33
Change in restricted cash	(2)	(19)	(2)	—	—	—	(19)	—	—
Dividends paid	(888)	(1,412)	—	407	(888)	(1,412)	(407)	—	—
Dividends paid to minority shareholders	(95)	(282)	—	(119)	(95)	(163)	—	—	—
Intercompany financing	—	—	2,742	(5,186)	(2,401)	5,345	(23)	(341)	(136)
Net cash (used in) provided by financing activities	(1,456)	1,689	2,272	(847)	(3,352)	1,784	855	(376)	(103)
Effect of deconsolidation of Infineon on cash and cash equivalents	(383)	—	(383)	—	—	—	—	—	—
Effect of exchange rates on cash and cash equivalents	(121)	—	(80)	13	(39)	(11)	—	(2)	(2)
Net increase (decrease) in cash and cash equivalents	1,246	(1,605)	1,114	(1,183)	127	(86)	(342)	5	6
Cash and cash equivalents at beginning of period	7,802	6,862	6,860	5,105	907	1,211	511	35	35
Cash and cash equivalents at end of period	9,048	5,257	7,974	3,922	1,034	1,125	169	40	41

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (unaudited)
For the nine months ended June 30, 2002 and year ended September 30, 2001
(in millions of €)

				Accumulated Other Comprehensive Income (Loss)					
	Capital Stock	Additional Paid-in Capital	Retained Earnings	Cumulative Translation Adjustment	Available-for-sale Securities	Derivative Instruments	Minimum Pension Liability	Treasury Shares at Cost	Total
Balance at October 1, 2000	1,505	5,547	19,280	933	1,253	(30)	(6)	(2)	28,480
Net income	—	—	2,088	—	—	—	—	—	2,088
Change in currency translation adjustment	—	—	—	(532)	—	—	—	—	(532)
Change in unrealized gains and losses	—	—	—	—	(1,199)	53	(3,988)	—	(5,134)
Total comprehensive income	—	—	2,088	(532)	(1,199)	53	(3,988)	—	(3,578)
Dividends paid	—	—	(1,412)	—	—	—	—	—	(1,412)
Issuance of capital stock	10	504	—	—	—	—	—	—	514
Purchase of capital stock	—	—	—	—	—	—	—	(514)	(514)
Re-issuance of treasury stock	—	—	—	—	—	—	—	516	516
Recapitalization and stock split	1,150	(1,150)	—	—	—	—	—	—	—
Other changes	—	—	(194)	—	—	—	—	—	(194)
Balance at September 30, 2001	2,665	4,901	19,762	401	54	23	(3,994)	—	23,812
Net income	—	—	2,544	—	—	—	—	—	2,544
Change in currency translation adjustment	—	—	—	(446)	—	—	—	—	(446)
Change in unrealized gains and losses	—	—	—	—	(89)	94	7	—	12
Total comprehensive income	—	—	2,544	(446)	(89)	94	7	—	2,110
Dividends paid	—	—	(888)	—	—	—	—	—	(888)
Issuance of capital stock	6	152	—	—	—	—	—	—	158
Purchase of capital stock	—	—	—	—	—	—	—	(167)	(167)
Re-issuance of treasury stock	—	—	—	—	—	—	—	163	163
Balance at June 30, 2002	2,671	5,053	21,418	(45)	(35)	117	(3,987)	(4)	25,188

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

SEGMENT INFORMATION (unaudited)

As of and for the three months ended June 30, 2002 and 2001 and as of September 30, 2001
(in millions of €)

	New orders		External sales		Intersegment sales		Total sales		EBIT		Net capital employed		Capital spending(1)		Amortization, depreciation and write-downs(2)(3)	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	6/30/02	9/30/01	2002	2001	2002	2001
Operations																
Information and Communication Networks (ICN)	2,029	2,873	2,121	2,991	69	166	2,190	3,157	(84)	(563)	2,119	3,039	85	1,758	107	113
Information and Communication Mobile (ICM)	2,359	2,930	2,472	2,499	34	44	2,506	2,543	(9)	(511)	2,309	2,607	101	134	93	102
Siemens Business Services (SBS)	1,398	1,404	1,007	973	360	437	1,367	1,410	5	7	429	492	57	109	67	82
Automation and Drives (A&D)	2,077	2,275	1,853	1,944	283	249	2,136	2,193	193	225	2,409	2,619	52	97	60	57
Industrial Solutions and Services (I&S)	992	1,152	800	784	269	325	1,069	1,109	(32)	(10)	539	487	9	29	14	15
Siemens Dematic (SD)	751	526	704	698	36	23	740	721	12	(102)	1,024	957	14	17	15	20
Siemens Building Technologies (SBT)	1,280	1,392	1,213	1,224	74	102	1,287	1,326	23	40	1,906	2,241	27	55	42	41
Power Generation (PG)	1,648	3,366	2,387	2,187	13	21	2,400	2,208	476	197	(606)	(1,020)	85	19	37	46
Power Transmission and Distribution (PTD)	966	914	951	872	51	73	1,002	945	43	21	1,090	994	22	33	18	25
Transportation Systems (TS)	909	2,432	1,098	955	4	5	1,102	960	61	48	(944)	(932)	23	22	16	17
Siemens VDO Automotive (SV)	2,229	1,803	2,227	1,802	2	1	2,229	1,803	68	(60)	3,519	3,605	132	134	114	79
Medical Solutions (Med)	1,916	1,942	1,880	1,703	2	9	1,882	1,712	243	177	3,587	3,844	52	74	46	54
Osram	1,072	1,108	1,069	1,027	4	81	1,073	1,108	102	100	2,506	2,485	79	113	73	72
Corporate, eliminations	(1,147)	(1,638)	530	448	(1,205)	(1,312)	(675)	(864)	(209)	(48)	(1,018)	(2,805)	79	(59)	28	6
Total Operations	18,479	22,479	20,312	20,107	(4)	224	20,308	20,331	892	(479)	18,869	18,613	817	2,535	730	729
Reconciliation to financial statements	—	—	—	—	—	—	—	—	—	—	52,073	52,304	—	—	—	—
Other interest expense	—	—	—	—	—	—	—	—	(14)	(85)	—	—	—	—	—	—
Goodwill amortization and purchased in-process R&D expenses	—	—	—	—	—	—	—	—	—	(257)	—	—	—	—	—	178 (4)
Gains on sales and dispositions of significant business interests	—	—	—	—	—	—	—	—	—	3,459	—	—	—	—	—	—
Other special items	—	—	—	—	—	—	—	—	—	(292)	—	—	—	—	—	—
Operations income before income taxes/total assets/ total amortization, depreciation and write-downs	—	—	—	—	—	—	—	—	878	2,346	70,942	70,917	—	—	730	907
Infineon Technologies (Infineon)	—	710	—	1,095	—	182	—	1,277	—	(598)	—	6,471	—	882	—	288
Reconciliation to financial statements	—	—	—	—	—	—	—	—	—	(17)	—	3,272	—	—	—	—
Infineon income (loss) before income taxes/total assets	—	—	—	—	—	—	—	—	—	(615)	—	9,743	—	—	—	—
									Income before income taxes		**Total assets**					
Financing and Real Estate																
Siemens Financial Services (SFS)	159	122	107	95	52	27	159	122	83	27	8,640	9,363	39	206	60	61
Siemens Real Estate (SRE)	394	407	61	63	333	344	394	407	53	48	3,734	3,469	57	62	51	50
Eliminations	—	—	—	—	(2)	—	(2)	—	—	—	(13)	(65)	—	—	—	—
Total Financing and Real Estate	553	529	168	158	383	371	551	529	136	75	12,361	12,767	96	268	111	111
Eliminations, reclassifications and Corporate Treasury	1	—	2	—	(379)	(777)	(377)	(777)	4	44	(4,536)	(3,309)	—	—	—	13
Siemens worldwide	19,033	23,718	20,482	21,360	—	—	20,482	21,360	1,018	1,850	78,767	90,118	913	3,685	841	1,319

(1) Intangible assets, property, plant and equipment, acquisitions, and investments.
(2) Includes amortization of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(3) For Operations, in fiscal 2001 excluding goodwill amortization.
(4) Represents only goodwill amortization.

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for the nine months ended June 30, 2002 and 2001 and as of September 30, 2001
(in millions of €)

	New orders		External sales		Intersegment sales		Total sales		EBIT		Net capital employed		Capital spending(1)		Amortization, depreciation and write-downs(2)(3)	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	6/30/02	9/30/01	2002	2001	2002	2001
Operations																
Information and Communication Networks (ICN)	6,830	9,615	7,062	8,728	325	475	7,387	9,203	(366)	(363)	2,119	3,039	318	2,032	339	302
Information and Communication Mobile (ICM)	9,002	8,865	8,258	8,123	106	110	8,364	8,233	72	(286)	2,309	2,607	256	400	267	264
Siemens Business Services (SBS)	4,757	4,719	3,170	3,149	1,125	1,264	4,295	4,413	75	45	429	492	152	362	207	222
Automation and Drives (A&D)	6,610	7,001	5,368	5,693	859	795	6,227	6,488	504	711	2,409	2,619	158	311	172	165
Industrial Solutions and Services (I&S)	3,174	3,533	2,394	2,341	784	831	3,178	3,172	(69)	16	539	487	44	73	40	35
Siemens Dematic (SD)	2,198	1,308	2,231	1,556	60	120	2,291	1,676	35	(24)	1,024	957	53	36	47	43
Siemens Building Technologies (SBT)	4,150	4,180	3,776	3,611	229	274	4,005	3,885	108	93	1,906	2,241	95	176	117	117
Power Generation (PG)	9,146	9,876	7,117	5,848	31	64	7,148	5,912	1,228	432	(606)	(1,020)	176	255	111	148
Power Transmission and Distribution (PTD)	3,635	3,009	2,823	2,588	186	181	3,009	2,769	93	57	1,090	994	72	151	54	55
Transportation Systems (TS)	3,832	4,716	3,112	2,870	11	15	3,123	2,885	173	127	(944)	(932)	91	100	40	40
Siemens VDO Automotive (SV)	6,463	3,812	6,458	3,808	5	4	6,463	3,812	80	(103)	3,519	3,605	346	271	293	165
Medical Solutions (Med)	6,027	5,987	5,509	5,167	13	20	5,522	5,187	717	583	3,587	3,844	226	895	140	137
Osram	3,310	3,456	3,257	3,221	53	235	3,310	3,456	270	356	2,506	2,485	236	267	216	209
Corporate, eliminations	(4,411)	(4,993)	1,200	1,452	(3,744)	(3,803)	(2,544)	(2,351)	(622)	(185)	(1,018)	(2,805)	3,767 (4)	1,226	97	170
Total Operations	64,723	65,084	61,735	58,155	43	585	61,778	58,740	2,298	1,459	18,869	18,613	5,990	6,555	2,140	2,072
Reconciliation to financial statements	—	—	—	—	—	—	—	—	—	—	52,073	52,304	—	—	—	—
Other interest expense	—	—	—	—	—	—	—	—	(106)	(198)	—	—	—	—	—	—
Goodwill amortization and purchased in-process R&D expenses	—	—	—	—	—	—	—	—	—	(490)	—	—	—	—	—	364 (5)
Gains on sales and dispositions of significant business interests	—	—	—	—	—	—	—	—	936	3,459	—	—	—	—	—	—
Other special items	—	—	—	—	—	—	—	—	—	(292)	—	—	—	—	—	—
Operations income before income taxes/total assets/ total amortization, depreciation and write-downs	—	—	—	—	—	—	—	—	3,128	3,938	70,942	70,917	—	—	2,140	2,436
Infineon Technologies (Infineon)	—	3,761	—	3,874	—	712	—	4,586	—	(142)	—	6,471	—	1,960	—	793
Reconciliation to financial statements	—	—	—	—	—	—	—	—	—	(1)	—	3,272	—	—	—	—
Infineon income (loss) before income taxes/total assets	—	—	—	—	—	—	—	—	—	(143)	—	9,743	—	—	—	—
									Income before income taxes		Total assets					
Financing and Real Estate																
Siemens Financial Services (SFS)	435	342	321	263	114	79	435	342	166	143	8,640	9,363	190	353	182	185
Siemens Real Estate (SRE)	1,199	1,128	178	168	1,021	960	1,199	1,128	220	169	3,734	3,469	183	121	151	143
Eliminations	—	—	—	—	(6)	(5)	(6)	(5)	—	—	(13)	(65)	—	—	—	—
Total Financing and Real Estate	1,634	1,470	499	431	1,129	1,034	1,628	1,465	386	312	12,361	12,767	373	474	333	328
Eliminations, reclassifications and Corporate Treasury	497	—	492	—	(1,172)	(2,331)	(680)	(2,331)	(269)	91	(4,536)	(3,309)	214	—	209	—
Siemens worldwide	66,854	70,315	62,726	62,460	—	—	62,726	62,460	3,245	4,198	78,767	90,118	6,577	8,989	2,682	3,557

(1) Intangible assets, property, plant and equipment, acquisitions, and investments.
(2) Includes amortization of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(3) For Operations, in fiscal 2001 excluding goodwill amortization.
(4) Includes approximately €3.7 billion referring to the purchase of Vodafone AG's remaining interest in Atecs Mannesmann AG.
(5) Represents only goodwill amortization.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

1. Basis of presentation

The accompanying consolidated financial statements present the operations of Siemens AG and its subsidiaries, (the Company or Siemens). The consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles, (U.S. GAAP). Siemens has prepared and reported its consolidated financial statements in euros, ("€").

Interim financial statements—The accompanying consolidated balance sheets as of June 30, 2002 and 2001, the consolidated statements of income and cash flow for the nine months ended June 30, 2002 and 2001 and the consolidated statements of changes in shareholders' equity for the nine months ended June 30, 2002 are unaudited. In the opinion of management, these unaudited consolidated financial statements include all adjustments of a normal and recurring nature and necessary for a fair presentation of results for the interim periods. Results for the nine months ended June 30, 2002, are not necessarily indicative of future results.

Financial statement presentation

The financial data of the Company is presented in the following components:

- **Siemens worldwide**—Represents the consolidated financial statements of the Company.
- **Operations**—Operations are defined as Siemens' Operating segments including corporate headquarters and excluding the activities of the Financing and Real Estate segments, and Corporate Treasury.
- **Financing and Real Estate**—Siemens' Financing and Real Estate segments are responsible for the Company's international leasing, finance, credit and real estate management activities.
- **Eliminations, reclassifications and Corporate Treasury**—This component combines the consolidation of transactions among Operations, Infineon and Financing and Real Estate with certain worldwide reclassifications. This component also includes the Company's Corporate Treasury activities.

Effective December 2001, Infineon is no longer consolidated but instead accounted for as an investment using the equity method. Accordingly, the Company's net investment in Infineon is included within "Long-term investments" in the consolidated balance sheets, and its share of the net income or losses of Infineon is included as part of "Income from investments in other companies, net" in the consolidated statements of income (see footnote 3). The consolidated results of operations and cash flows of Infineon for the two months ended November 2001 are included in "Eliminations, reclassifications and Corporate Treasury."

The Company's presentation of Operations, Financing and Real Estate, and Corporate Treasury reflects the management of these components as distinctly different businesses, with different goals and requirements. Management believes that this presentation provides a clearer understanding of the components of the Company's financial position, results of operations and cash flows. The accounting and valuation principles applied to these components are generally the same as those used for Siemens worldwide. The Company has allocated shareholders' equity to the Financing and Real Estate business based on a management approach oriented towards the inherent risk evident in the underlying assets. The remaining amount of total shareholders' equity is shown under Operations. The financial data presented for the Operations and Financing and Real Estate components are not intended to purport the financial position, results of operations and cash flows as if separate entities under U.S. GAAP.

The information disclosed in these footnotes relates to Siemens worldwide unless otherwise stated.

2. Summary of significant accounting policies

The interim financial statements are based on the accounting principles and practices applied in the preparation of the financial statements for the last fiscal year except as indicated below.

Basis of consolidation—The consolidated financial statements include the accounts of Siemens AG and all subsidiaries which are directly or indirectly controlled. Results of associated companies—companies in which Siemens, directly or indirectly, has 20% to 50% of the voting rights and the ability to exercise significant influence over operating and financial policies—are recorded in the consolidated financial statements using the

(in millions of €, except where otherwise stated and per share amounts)

equity method of accounting.

Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification—The presentation of certain prior year information has been reclassified to conform to the current year presentation.

Recent accounting pronouncements—In July 2001, Siemens adopted SFAS 141, *Business Combinations* (SFAS 141). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. In July 2001, the FASB issued SFAS 142, *Goodwill and Other Intangible Assets* (SFAS 142). Effective October 1, 2001, Siemens adopted SFAS 142. SFAS 142 requires that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at least annually. In connection with the adoption, the Company was required to reassess the lives of its intangible assets. The Company determined that none of its intangible assets have indefinite useful lives. Further, the Company was required to perform a goodwill impairment test as of the date of adoption. Siemens performed these impairment analyses at the appropriate reporting unit level and determined that an impairment charge was not necessary. See footnote 13 for information on SFAS 142 disclosure.

3. Acquisitions and dispositions

Acquisitions

In January 2002, the Company completed its acquisition of Atecs Mannesmann AG through Vodafone AG's exercise of its option to sell its 50% minus two shares stake in Atecs Mannesmann AG to Siemens for cash consideration of approximately € 3.7 billion. The purchase price was paid on March 1, 2002 (see footnote 16).

Dispositions

During the first quarter of fiscal 2002, the Company sold 23.1 million shares of Infineon in open market transactions resulting in net proceeds of €556 and reducing its ownership interest to its December 31, 2001 level of 47.1%. As a result of these sales Siemens realized a tax-free gain of €332 which is shown in the consolidated statements of income under "Gains on sales and dispositions of significant business interests."

In a separate transaction on December 5, 2001, the Company transferred 200 million Infineon shares or approximately 28.9% of Infineon's share capital to an irrevocable, non-voting trust under a trust agreement. The trustee is not related to the Company or any of its affiliates. Under the terms of the trust agreement, the trustee has legal title to the shares held in trust and the Company has irrevocably relinquished all voting rights in the shares. However, the trustee is not permitted to vote any Infineon shares it holds in trust under the agreement. The Company continues to be entitled to all the benefits of economic ownership of the shares held in trust, including the right to receive cash dividends and other cash distributions, which the trustee has agreed to pay to the Company promptly upon receipt. The trustee is not entitled to sell or encumber the shares held in trust except at the Company's direction, but the Company has agreed not to direct the sale of any such shares to itself, any affiliate, any vehicle established by the Company or any of its affiliates, or to Infineon. The trustee has agreed to pay to the Company any proceeds resulting from a permitted sale. Under the arrangement, the trustee holds the shares in trust for the benefit of the beneficiaries under the trust agreement, which include the Company as trustor and third party shareholders of Infineon. The trust agreement will terminate when the Company and its affiliates, on a consolidated basis, have held, directly or indirectly, less than 50% of the voting share capital of Infineon, including the shares held in trust by the trustee, for a period of two consecutive years. Certain provisions of the trust agreement, including those relating to voting and transfer of the shares held in trust, may not be amended without the approval of Infineon's shareholders.

Under the terms of a related standstill agreement, the Company has agreed with the trustee that it will not and it will not permit its affiliates to, directly or indirectly, acquire or offer to acquire ownership of Infineon shares, or securities convertible into Infineon shares, or any other Infineon voting securities or securities convertible into Infineon voting securities. The Company has also agreed that neither it nor any of its affiliates will procure for itself any third party's voting rights in respect of Infineon shares. These provisions terminate on

(in millions of €, except where otherwise stated and per share amounts)

the termination of the trust agreement.

The Company's irrevocable transfer of Infineon shares to the non-voting trust on December 5, 2001, reduced the Company's voting interest in Infineon by an amount corresponding to the number of shares transferred. Accordingly, while the Company's ownership interest at December 31, 2001 was 47.1%, its voting interest was 18.2%. Such voting interest, when combined with the voting interest in Infineon shares of 13.2% held by the Company's domestic pension trust, represents a combined voting interest of 31.4% as of December 31, 2001. Since shareholders of Infineon other than the Company and the pension trust own approximately 39.7% of Infineon's share capital, they control a majority of the shares that may be voted at any Infineon shareholders' meeting. The effect of the transfer of Infineon shares into the non-voting trust resulted in shareholders in Infineon other than the Company and the pension trust having a disproportionate voting interest.

As the Company no longer has a majority voting interest in Infineon, it has from December 5, 2001 no longer included the assets and liabilities and results of operations of Infineon in its consolidated financial statements and instead accounts for its ownership interest in Infineon using the equity method. Under the equity method of accounting the Company's net investment in Infineon is included within "Long-term investments" in the consolidated balance sheets, and its share of the net income or losses of Infineon is included as part of "Income from investments in other companies, net" in the consolidated statements of income.

In January 2002, the Company sold an additional 40 million shares of Infineon in open market transactions resulting in net proceeds of €966 and further reducing its ownership interest in Infineon shares to 41.3%. As a result of these sales Siemens realized a tax-free gain of €604 which is shown in the consolidated statements of income under "Gains on sales and dispositions of significant business interests".

Siemens' net income for the nine months ended June 30, 2002 and 2001, includes the Company's share of the loss of Infineon of €(249) and €(1), respectively.

On November 20, 2001, the Company sold Mannesmann Sachs AG to ZF Friedrichshafen AG. The disposition resulted in net proceeds of €716. This business had been accounted for as an asset held-for-sale and no gain or loss was recorded in connection with the disposition (see footnote 11).

In January 2002, Siemens exercised its option to sell its remaining interest in Rexroth AG, a wholly-owned subsidiary of Atecs classified as held–for-sale, to Robert Bosch GmbH for an adjusted equity value of €2.7 billion less proceeds from businesses already sold to Bosch. This business had been accounted for as an asset held-for-sale and no gain or loss was recorded in the connection with the disposition (see footnote 11).

4. Other operating income and expenses

	Nine months ended June 30,	
	2002	2001
Gains on sales of property, plant and equipment	99	113
Other	305	623
Other operating income	404	736
Amortization and impairment of goodwill	—	(381)
Losses on sales and disposals of property, plant and equipment	(7)	(14)
Other	(335)	(291)
Other operating expenses	(342)	(686)

For the first nine months of fiscal 2002, "Other" of "Other operating income" includes a gain of €56 on the sale of Hydraulik-Ring business by Siemens VDO. For the first nine months of fiscal 2001, "Other" of "Other operating income" includes a pretax gain of €202 from Infineon's sale of its Image & Video business. As described in footnote 2, the Company ceased to amortize goodwill at the beginning of fiscal 2002 due to the adoption of SFAS 142.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

5. *Income from investments in other companies, net*

	Nine months ended June 30,	
	2002	2001
Income from investments	47	74
Share in earnings from equity investees	9	137
Gains on sales of investments	171	138
Losses on sales of investments	(23)	(269)
Write-downs on investments	(78)	(62)
Other	36	(21)
	162	(3)

"Share in earnings from equity investees" for the first nine months of fiscal 2002 includes negative €134, representing Siemens' share in the net loss of Infineon. "Losses on sales of investments" for the first nine months of fiscal 2001 includes the loss on sale of an equity interest in a domestic equity and fixed income fund.

6. Income from financial assets and marketable securities, net

	Nine months ended June 30,	
	2002	2001
Gains on sales of available-for-sale securities, net	15	421
Other financial gains (losses), net	53	(170)
	68	251

"Other financial gains (losses), net" for the first nine months of fiscal 2001 includes a write-down of certain marketable securities totaling €127 where the decline in value was determined to be other than temporary.

7. Interest income, net

	Nine months ended June 30,	
	2002	2001
Interest income (expense) of Operations, net	73	45
Other interest (expense) income, net	73	63
Total net interest income	146	108
Thereof: Interest and similar income	827	862
Thereof: Interest and similar expense	(681)	(754)

"Interest income (expense) of Operations, net" includes interest income and expense related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. "Other interest (expense) income, net" includes all other interest amounts primarily consisting of interest relating to debt and related hedging activities as well as interest income on corporate assets.

(in millions of €, except where otherwise stated and per share amounts)

8. Marketable securities

The following tables summarizes the Company's investment in available-for-sale securities:

	June 30, 2002			
			Unrealized	
	Cost	Fair Value	Gain	Loss
Equity securities	179	366	211	24
Debt securities	60	59	—	1
Fund securities	194	191	5	8
	433	616	216	33

	September 30, 2001			
			Unrealized	
	Cost	Fair Value	Gain	Loss
Equity securities	244	480	291	55
Debt securities	126	124	—	2
Fund securities	190	187	4	7
	560	791	295	64

9. Accounts receivable, net

	June 30, 2002	September 30, 2001
Trade receivables from the sale of goods and services, net	13,758	16,115
Receivables from sales and finance leases, net	1,144	1,220
Receivables from associated and related companies, net	221	399
	15,123	17,734

Related companies are those in which Siemens has an ownership interest of less than 20% and no significant influence over their operating and financial policies.

In June 2001, the Company began selling short-term trade receivables through a securitization program (SieFunds) on a revolving basis. The Company also sells receivables directly to banks. During the nine months ended June 30, 2002, the Company sold a total of €3,504 in short-term trade receivable securitizations and €322 to banks. Offsetting these sales were collections of receivables that were previously sold resulting in a net cash flow impact for the nine months ended June 30, 2002 of negative €462. The Company has retained interests in all trade receivables sold through SieFunds, which are subordinated to the interests of the investors (see below). As of June 30, 2002, the outstanding balance of receivables sold (excluding retained interest) totaled €404.

Securitization of trade receivables

The following table presents quantitative information about delinquencies and net credit losses for total short-term trade receivables, excluding allowances, and the securitization of such receivables through the SieFunds structure, as of and for the nine months ended June 30, 2002 and as of September 30, 2001:

(in millions of €, except where otherwise stated and per share amounts)

	Outstanding balance		Delinquencies > 60 days		Net credit losses during the nine months ended
	June 30, 2002	Sept. 30, 2001	June 30, 2002	Sept. 30, 2001	June 30, 2002
Total short-term trade receivables	16,259	18,769	2,066	2,061	217
Less: receivables sold	(441)	(815)	(44)	(73)	—
Receivables held in portfolio	15,818	17,954	2,022	1,988	217

The value of retained interests is subject to credit, prepayment, and interest rate risks of the trade receivables sold. The weighted average key assumptions used in measuring the retained interests at the time of securitization resulting from securitizations completed during the nine months ended June 30, 2002 were as follows: average days outstanding – 42, discount rate – 3.1% per annum and credit risk – 0.5% per annum.

For the nine months ended June 30, 2002, the Company recognized pretax losses of €17 on the securitizations of trade receivables through SieFunds and received cash from new securitizations totaling approximately €3,237 from securitization trusts. The Company also received cash flows of €240 from retained interests.

As of June 30, 2002, the Company's retained interests in trade receivables sold had a fair value of €38. The key economic assumptions used in measuring these retained interests were as follows: average days outstanding – 39, discount rate – 3.1% per annum and credit risk – 0.4% per annum.

10. Inventories, net

	June 30, 2002	September 30, 2001
Raw materials and supplies	1,620	2,387
Work in process	3,081	3,564
Costs and earnings in excess of billings on uncompleted contracts	6,585	6,263
Finished goods and products held for resale	3,501	4,004
Advances to suppliers	483	609
Subtotal	15,270	16,827
Advance payments received	(3,094)	(3,421)
	12,176	13,406

11. Other current assets

	June 30, 2002	September 30, 2001
Taxes receivable	1,573	1,277
Loans receivable	718	761
Other receivables from associated and related companies	804	1,194
Other	4,343	6,935
	7,438	10,167

As of June 30, 2002, "Other" includes as "assets held-for-sale" €1.1 billion accounted for in accordance with Emerging Issue Task Force 87-11, *Allocation of Purchase Price to Assets to Be Sold*, representing management's estimate of the net proceeds from the sales of the businesses. The decrease in the recorded value

(in millions of €, except where otherwise stated and per share amounts)

of these businesses from September 30, 2001 through June 30, 2002 of €3.2 billion is due primarily to the sales of Sachs and Rexroth for net proceeds of €3.1 billion. The excess of the recorded amounts over the net proceeds of the businesses sold of €4 have been recorded as adjustments to goodwill. The Company intends to sell the remaining Atecs businesses during the fourth quarter in fiscal 2002. Upon expiration of the one year holding period since the acquisition of Atecs, the Company began including the earnings or losses of these businesses in the consolidated statement of income, which for the period from expiration of the holding period to June 30, 2002 were not material.

12. Long-term investments

	June 30, 2002	September 30, 2001
Investment in associated companies	4,387	2,354
Miscellaneous investments	784	960
	5,171	3,314

"Investment in associated companies" as of June 30, 2002 includes €2,629 related to the Company's equity investment in Infineon, which was deconsolidated as of December 2001. The market value of our investment (based simply upon the Infineon share price as of the end of the period) in Infineon as of June 30, 2002 was €4,575.

13. Intangible assets and property, plant and equipment

	June 30, 2002	September 30, 2001
Goodwill	6,854	6,963
Patents, software, licenses and similar rights	3,743	4,378
Less: accumulated amortization	(1,434)	(1,570)
	2,309	2,808
Intangible assets, net	9,163	9,771
Property, plant and equipment	31,608	41,304
Less: accumulated depreciation	(19,700)	(23,501)
Property, plant and equipment, net	11,908	17,803

As a result of the adoption of SFAS 142, €319 of net intangibles relating to customer lists were reclassified from "Patents, software, licenses and similar rights" to "Goodwill". In addition, "Goodwill" increased by €206 from purchase price allocation adjustments and minor acquisitions and decreased by €326 from currency translation effects and by €308 as a consequence of the deconsolidation of Infineon. During the first nine months of fiscal 2002, no goodwill was impaired or written off. "Patents, software, licenses and similar rights" includes €1,278 for software and the accumulated amortization for software amounts to €360.

The Company's intangible assets other than goodwill are subject to amortization. During the first nine months of fiscal 2002, the Company acquired €440 in intangible assets, including €398 for software and €42 in patents, licenses and similar rights. Intangible asset amortization expense excluding goodwill for the first nine months of fiscal 2002 and 2001 was €397 and €448, respectively.

(in millions of €, except where otherwise stated and per share amounts)

The table below presents the carrying amount of goodwill per segment as of June 30, 2002:

	June 30, 2002
Operations	
Information and Communication Networks (ICN)	777
Information and Communication Mobile (ICM)	86
Siemens Business Services (SBS)	226
Automation and Drives (A&D)	251
Industrial Solutions and Services (I&S)	93
Siemens Dematic (SD)	551
Siemens Building Technologies (SBT)	436
Power Generation (PG)	565
Power Transmission and Distribution (PTD)	162
Transportation Systems (TS)	118
Siemens VDO Automotive (SV)	1,395
Medical Solutions (Med)	1,847
Osram	97
Financing and Real Estate	
Siemens Financial Services (SFS)	87
Siemens Real Estate (SRE)	—
Other	163
	6,854

The following table presents net income and earnings per share for the first nine months of fiscal 2001 excluding goodwill amortization expense (net of tax):

	Nine months ended June 30, 2001
Net income	
Reported net income	3,186
Goodwill amortization	381
Adjusted net income	3,567
Basic earnings per share	
Reported basic earnings per share	3.60
Goodwill amortization	0.43
Adjusted earnings per share	4.03
Diluted earnings per share	
Reported diluted earnings per share	3.60
Goodwill amortization	0.43
Adjusted earnings per share	4.03

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

14. Other assets

	June 30, 2002	September 30, 2001
Long-term portion of receivables from sales and finance leases	2,260	2,309
Prepaid pension and other postretirement benefit assets	149	179
Long-term loans receivable	582	587
Other	1,321	1,458
	4,312	4,533

15. Accrued liabilities

	June 30, 2002	September 30, 2001
Employee related costs	2,573	2,876
Income and other taxes	2,231	1,827
Warranties	1,532	1,555
Accrued losses on uncompleted contracts	986	1,188
Other	2,848	3,418
	10,170	10,864

16. Other current liabilities

	June 30, 2002	September 30, 2001
Billings in excess of costs and estimated earnings on uncompleted contracts and related advances	7,105	7,320
Payroll and social security taxes	2,095	2,431
Sales and other taxes	547	624
Bonus obligations	846	1,137
Liabilities to associated and related companies	333	575
Deferred income	818	938
Accrued interest	308	175
Other liabilities	2,331	6,271
	14,383	19,471

In the second quarter of fiscal 2002, Vodafone AG exercised its option to sell its 50% minus two shares stake in Atecs Mannesmann AG to Siemens. On March 1, 2002, the Company paid the deferred purchase price of approximately €3.7 billion which had been included in "Other liabilities" as of September 30, 2001.

17. Restructuring

For the first nine months ended June 30, 2002, Siemens recorded €306 in restructuring charges and asset write-downs. The restructuring charges related to a program begun in the fourth quarter of fiscal 2001 to reduce the Company's workforce in the Information and Communications business area and the Power Transmission

(in millions of €, except where otherwise stated and per share amounts)

and Distribution business group. In addition, the Company incurred restructuring charges for the Automation & Drives and the Industrial Solutions & Services business groups within the Automation and Control area. In the first nine months of fiscal year 2002, restructuring charges of €247 were recorded as an expense of which €154 were additions to accrued liabilities. Additionally, €438 of accrued restructuring expense were paid. As of June 30, 2002, "Accrued liabilities" and "Other current liabilities" for restructuring totaled €298.

18. Other accruals and provisions

	June 30, 2002	September 30, 2001
Remediation and environmental accruals	744	728
Deferred income	237	254
Other long-term accruals	2,275	1,975
	3,256	2,957

19. Shareholders' equity

Capital increases

In the first nine months of fiscal 2002, capital stock increased by €6 through the issuance of 2,000,000 shares from the Authorized Capital 2001/II with respect to our employee share program (see Treasury stock below).

In the first nine months of fiscal 2002, capital stock increased by €10 thousand through the issuance of 3,405 shares from the conditional capital as settlement to former shareholders of SNI AG who had not tendered their SNI share certificates by September 30, 2001.

In the first nine months of fiscal 2002, capital stock increased by €413 thousand through the issuance of 137,576 shares from conditional capital related to stock option exercises.

Treasury stock

In the first nine months of fiscal 2002, Siemens repurchased a total of 2,296,737 shares at an average price of €72.86 including the 2,000,000 shares related to the capital increase for our employee share program. Including the 1,116 shares of treasury stock held at the beginning of the fiscal year, 2,247,801 shares were sold to employees. A majority of these shares were sold to employees at a preferential price of €40.39 per share. As of June 30, 2002, 50,052 shares of stock remained in treasury with a carrying amount of €4.

20. Stock-based compensation

Pursuant to SFAS 123, *Accounting for Stock-Based Compensation*, the Company has elected to apply Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees* and related Interpretations in accounting for its stock-based compensation plan.

On December 13, 2001, the Supervisory Board and Managing Board granted options exercisable for approximately 7.4 million shares of which options exercisable for 151,000 shares were granted to the Managing Board. The options were granted under the 2001 Siemens Stock Option Plan. The exercise price was €87.19 which is equal to 120% of the average opening market price of Siemens AG during the five trading days preceding the date of the stock option grant. The options are subject to a two-year vesting period, after which they may be exercised for a period of up to three years.

Details on option activity and weighted average exercise prices for the nine months ended June 30, 2002 are as follows:

	Options	Weighted Average Exercise Price
Outstanding, beginning of period	4,963,672	€76.27
Granted on December 13, 2001	7,357,139	€87.19
Options exercised	(139,826)	€57.73
Options forfeited	(475,318)	€86.33
Outstanding, end of period	11,705,667	€82.84
Exercisable, end of period	1,629,299	€57.73

Fair value information

The Company uses the Black-Scholes option pricing model to determine the fair value of grants. The fair value of the options granted on December 13, 2001 under the 2001 Siemens Stock Option Plan was €23.36. The fair value of grants made during the first quarter of fiscal year 2002 is as follows:

	Assumptions at grant date
Risk-free interest rate	4.12%
Expected dividend yield	1.41%
Expected volatility	62.55%
Expected option life	4 years
Estimated fair value of options	€23.36

The Black-Scholes option valuation model was developed for use in estimating the fair values of options that have no vesting restrictions. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options may have characteristics that vary significantly from traded options and because changes in subjective assumptions can materially affect the fair value of the option, it is management's opinion that existing models do not necessarily provide a single reliable measure of fair value.

21. Earnings per share

	Nine months ended June 30,	
	2002	2001
	(shares in thousands)	
Net income	2,544	3,186
Weighted average shares outstanding – basic	889,279	884,802
Effect of dilutive stock options	224	445
Weighted average shares outstanding – diluted	889,503	885,247
Basic earnings per share	2.86	3.60
Diluted earnings per share	2.86	3.60

22. Segment information

The Company's segments are organized based on the nature of products and services provided.

The segment information is subdivided on a primary level into three components: Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury. The accounting policies of these components (and the segments included) are generally the same as those used for Siemens worldwide. Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.

(in millions of €, except where otherwise stated and per share amounts)

New orders are determined principally as the estimated sales value of accepted purchase orders and order value changes and adjustments, excluding letters of intent.

Operations

The Company's profitability measure for its Operations segments is earnings before financing interest, certain pension costs, income taxes, purchased in-process research and development (IPR&D) and certain one-time items (EBIT). In fiscal 2001, the Company's profitability measure for its Operations segments was EBITA which excluded the amortization of goodwill and IPR&D. Beginning October 1, 2001, Siemens adopted the provisions of SFAS 142, *Goodwill and Other Intangible Assets*, and no longer amortizes goodwill. Consistent with this change, EBITA is now referred to as EBIT. In the first nine months of fiscal 2001, goodwill amortization of €364 and IPR&D of €126 was excluded from EBITA. In the nine months ended June 30, 2002, the Company did not incur IPR&D expenses.

Until March 31, 2001, the service cost component of domestic net periodic pension cost was included in the measure of segment profitability. Beginning April 2001, management decided to discontinue the allocation of the service cost component of domestic pension costs to the Operations segments. Beginning fiscal year 2002, interest costs, expected return on plan assets and amortization of unrecognized gains and losses of foreign funded pension plans are no longer included in the measure of segment profitability but rather are included in "Corporate, eliminations". EBIT of the Operations segments for the nine months ended June 30, 2002 would have been €63 lower if net periodic pension costs were allocated in the same manner as in the first nine months of fiscal 2001.

Net capital employed is the asset measure used to assess the performance for the Operations segments. It represents total assets less tax assets, less certain accruals and less non-interest bearing liabilities other than tax liabilities. Due to the adoption of SFAS 142 and the related change in the definition of segment profitability discussed above, as of October 1, 2001, Net capital employed (referred to as EBITA assets in fiscal 2001) is no longer reduced for amortization of goodwill. EBITA asset amounts for the Operations segments as of September 30, 2001, have been restated to reflect this change.

Corporate, eliminations

Corporate, eliminations in the column EBIT consists of:

	Nine months ended June 30,	
	2002	2001
Corporate items	(504)	(653)
Investment earnings	178	144
Non-allocated pension related income (expense)	(179)	170
Eliminations, other	(117)	154
	(622)	(185)

For the nine months ended June 30, 2002, "Investment earnings" include Siemens' share of the net loss incurred by Infineon which mainly offsets the earnings from centrally held equity investees, and the gain on the sale of two centrally held investments totaling €133. The same period in fiscal 2001 includes the loss on the sale of a domestic equity and debt security fund of €209, which was more than offset by gains on sales of available-for-sale securities of €227. "Non-allocated pension related income (expense)" for the first nine months of fiscal 2002 was negatively affected by changes in pension trust net asset values and lower return assumptions as well as the change in the allocation methodology discussed above. "Eliminations, other" for the nine months ended June 30, 2001 included the effects of the positive resolution of certain asset disposal contingencies of €144.

Reconciliation to financial statements

"Other interest expense" of Operations relates primarily to interest paid on debt and corporate financing transactions through Corporate Treasury.

"Gains on sales and dispositions of significant business interests" are shown under Reconciliation to

(in millions of €, except where otherwise stated and per share amounts)

financial statements. For the first nine months of fiscal 2002, this amount includes a gain of €936 from the sale of 63.1 million Infineon shares in open market transactions.

The following table reconciles total assets of the Operations component to net capital employed assets as disclosed in Segment Information.

Reconciliation to Net capital employed

	June 30, 2002	September 30, 2001
Total assets	70,942	70,917
Intracompany financing receivables and investments	(13,401)	(8,305)
Tax related assets	(3,909)	(4,335)
Pension plans and similar commitments	(4,637)	(4,653)
Accruals	(6,728)	(6,977)
Liabilities to third parties	(23,398)	(28,034)
Total reconciliation	(52,073)	(52,304)
Net capital employed	18,869	18,613

Financing and Real Estate

The Company's performance measurement for its Financing and Real Estate segments is income before income taxes. In contrast to the performance measurement used for the Operations segments, interest income is a prime performance driver for the segments within this category.

For the nine months ended June 30, 2002 and 2001, income before income taxes at SFS includes interest revenue of €389 and €449, respectively, and interest expense of €238 and €285, respectively. For the nine months ended June 30, 2002 and 2001, income before income taxes at SRE includes interest revenue of €11 and €13, respectively and interest expense of €105 and €116, respectively.

Eliminations, reclassifications and Corporate Treasury

Income before income taxes consists primarily of interest income due to cash management activities, corporate finance, certain currency and interest rate derivative instruments, and the activities of Infineon for the two months ended November 30, 2001.

23. Subsequent events

On July 1, 2002, Siemens merged its subsidiary Unisphere Networks, Inc. into Juniper Networks Incfor proceeds of US$375 in cash and 36.5 million shares of Juniper Networks, giving Siemens ownership of less than 10% of Juniper Networks' outstanding shares.

On July 26, 2002 Siemens announced the sale of a portfolio of businesses to Kohlberg Kravis Roberts & Co. L.P. (KKR) According to the terms of the agreement, the divested business activities will be owned by a new holding company, called Demag Holding s.a.r.l. (Luxemburg), in which KKR will have an 81% and Siemens a 19% stake. The sales price totals €1.69 billion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
(Registrant)

Date: July 29, 2002

By: ____________________
(Signature)*
Name: Bernd Vogt
Title: Deputy Vice President

By: ____________________
(Signature)*
Name: Daniel Satterfield
Title: Director, Corporate Finance Reporting

*Print the name and title of the signing officer under his signature